Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 27, 2009

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2008 and its financial position as of October 31, 2008.  This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow.  For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for fiscal 2008, the Company’s Annual Information Form for fiscal 2008 (AIF), and the Company’s Annual Report on Form 40-F, each of which is published separately and is available as applicable, at www.mdsinc.com, www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of applicable Canadian securities regulation and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with regulators in Canada and the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations and press releases.  These forward-looking statements include, among others, statements with respect to our objectives for 2009 and beyond, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the global economies, in particular the economies of  Canada, the United States, the European Union, and the other countries in which we conduct business; the stability of global equity markets; the cost and availability of financing and our ability to obtain such financing given the restrictions in our Senior Unsecured Notes and bank credit facilities; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the US dollar, Canadian dollar and the euro; changes in interest-rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to complete strategic transactions and to execute them successfully; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations, natural disasters, public-health emergencies, international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 thereof, and our success in anticipating and managing these risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Use of non-GAAP measures
In addition to measures based on US generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted EPS; operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, in 2008 adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management.  In 2009, adjusted EBITDA, net revenue and operating working capital will be the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.

Under US GAAP, we report only our direct revenues from sales to the joint ventures.  We also report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization technologies and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

Strategic initiatives and discontinued operations

On September 1, 2005, we announced our strategic plan to focus on the global life sciences market and dispose of assets that do not contribute to the Company’s areas of focus.  During fiscal 2006 and 2007, we completed a number of transactions in pursuit of this renewed focus, including the sale on February 26, 2007 of the sale of our remaining diagnostic laboratories business for gross proceeds of C$1.3 billion, which included amounts ultimately paid to holders of minority interests in this business.  Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of $929 million cash and a $65 million non-interest bearing promissory note due in March 2009. After paying costs of the transaction, taxes and distributions to our minority partners in these businesses, we reported a gain of $791 million, net of income taxes on the transaction in our second quarter of fiscal 2007.

On February 26, 2007, coinciding with the completion of the sale of the diagnostic laboratories business, we announced the launch of a substantial issuer bid to repurchase MDS Common shares.  Under the bid, which closed on April 9, 2007, we repurchased 22.8 million Common shares for $441 million at an average price of C$21.90.

On January 29, 2007, we announced our agreement to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing. Under this agreement, which closed on March 20, 2007, MDS acquired all Common shares of MDC for $35.50 per share.

This strategic acquisition marked a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its global sales and service network and leading-edge products, MDS strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular analysis and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.  Upon completion of this acquisition, MDC was combined with our existing Sciex instruments business to form the business unit, MDS Analytical Technologies.

In 2008, we focused on strengthening our core businesses and completed a number of smaller acquisitions and divestitures.  On May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines of MDS Nordion to Best Medical International Inc.  During the year, we acquired two small companies to expand our product portfolio in MDS Analytical Technologies.

MAPLE Facilities background

In 1991, MDS acquired the Nordion business from the Government of Canada.  At that time, MDS assumed an existing 1988 isotope supply agreement (the 1988 Agreement) between Nordion and the Atomic Energy of Canada Limited (AECL), a Canadian Crown corporation.  The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of 23 years.  The isotopes were being produced at the AECL’s National Research Universal (NRU) reactor and were eventually to be produced from a new AECL-owned reactor called MAPLE X which was to be constructed and operated within this period to provide MDS Nordion with the assurance of a long-term supply of isotopes.  The obligation to build MAPLE X became the subject matter of a dispute between MDS, AECL, and the Government of Canada in 1993 to 1994, which resulted in the entering into a new agreement between AECL and MDS in 1996 (the 1996 Agreement).

The 1996 Agreement replaced the 1988 Agreement, provided for ongoing interim supply from the NRU, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities) which were to be owned by MDS.  The project was intended to replace the majority of the isotope-producing capacity of AECL’s NRU reactor, and to also provide a back-up source of supply.  AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE Facilities were operational.  The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to MDS of C$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with MDS’s investment <?xml:namespace prefix = st2 ns = "urn:schemas-ey-tas:inappropriateterms" /><?xml:namespace prefix = st3 ns = "urn:schemas-kweb:inappropriateterms" />exceeding C$350 million.  To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement.  In February 2006, both parties agreed to a new agreement (the 2006 Agreement) under which MDS exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40 year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities.  AECL also acquired $46 million of raw material inventory (Moly-99 targets) and consumable fuel bundles (highly enriched uranium) from MDS which are used to produce medical isotopes.  In return, MDS received a cash payment of $22 million and a non-interest bearing note receivable for $46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement.  Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities.  The MAPLE Facilities were required to meet certain operational criteria by October 31, 2008 as specified in the 2006 Agreement.  The parties retained certain rights related to existing claims.  The terms of this agreement are the subject of the Company’s current dispute with AECL as discussed below.

The transaction related to the 2006 Agreement was originally recorded in the form of a “bundled” exchange represented by a non-monetary transaction in accordance with FAS 153, Accounting for Non-Monetary Exchanges, an amendment of APB No.29.   The exchange of cash, a non-interest bearing note, inventory, construction in-progress, a long-term supply agreement and an interim supply agreement (the “Components”) resulted in a loss of $36 million being recorded in 2006. The fair value of the 40 year long-term supply agreement was recorded as an intangible asset and it was to be amortized on a straight-line basis over a 40-year period upon commencement of commercial production of MAPLE isotopes, which was expected to be no later than October 31, 2008.

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL’s work on the MAPLE Facilities located at its Chalk River laboratories, effective immediately.  MDS was neither consulted nor informed in advance by AECL or the Government of Canada about their decision.  Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities.  AECL’s announcement and position represents a different perspective on AECL’s obligations than that held by MDS.

On July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages.  MDS concurrently filed a court claim against AECL and the Government of Canada.  MDS is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the FDCFA (a  loan agreement between the Government of Canada and MDS for C$100 million of which C$68 million is outstanding); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL and the Government of Canada also announced on May 16, 2008 that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU operation beyond the expiry date of its current license of October 31, 2011.  While MDS supports the decision to pursue an extension of the license, the Company believes the approach does not adequately address long-term supply.  It is the Company’s position that AECL has breached its contract with MDS, and the Company believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement, which we continue to actively pursue.  However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if MDS is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.

Restatement of fiscal 2006 accounting related to the MAPLE Facilities

During the fourth quarter of 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement described above, and has determined that the original accounting treatment was not correct.  Instead, the portion of the 2006 Agreement relating to the 40 year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease.  Key factors supporting this determination include the facts that MDS would have obtained substantially all of the output from the MAPLE Facilities and that MDS had made significant investments in the construction of the MAPLE Facilities prior to the 2006 Agreement, which from an accounting perspective, resulted in MDS remaining as the owner of the MAPLE Facilities.  As a result, in 2006 MDS should have recorded the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced.  In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs.   The resulting impact from this restatement of the 2006 transaction, and its impact on subsequent years, is described below and in the tables and footnotes that follow.

Under the above accounting, the $356 million incurred to build the MAPLE Facilities prior to their transfer to AECL would remain as construction in-progress and no gain or loss would be recorded. As a result, the $36 million pre-tax loss and associated income taxes previously reported in 2006 have been reversed and the 2007 consolidated statement of financial position has been restated. From 2006 to 2008, $147 million of additional costs incurred by AECL in their efforts to complete the project were recorded in construction in-progress and a corresponding amount was recorded as a long-term non-cash financing liability.  In addition, a $14 million financing liability would have been recorded related to proceeds received by MDS from AECL and $25 million of implicit interest expense associated with MDS construction costs during the period should have been capitalized, resulting in an increase in net income in each period subsequent to the 2006 transaction with AECL. Prior to the write-off of the MAPLE Facilities in the fourth quarter of fiscal 2008 (see further discussion below), the restatement increased net assets by $38 million and 2008 net income by $4 million. The restatement also changed accumulated other <?xml:namespace prefix = st1 ns = "urn:schemas-ey-tas:inappropriateterms" /><?xml:namespace prefix = st2 ns = "urn:schemas-kweb:inappropriateterms" />comprehensive income by a decrease of $4 million in 2008 and an increase of $6 million in 2007.

Impact of the financial restatements

The following tables disclose the impact of the changes on the consolidated statement of financial position as of October 31, 2007 and the consolidated statements of operations for each of the two years in the period ended October 31, 2007 and 2006:

Consolidated Statements of Financial Position	As of October 31, 2007
	Previously Reported	Adjustments		Restated
Property, plant and equipment, net	$386	$589	a	$ 975
Intangible assets, net	583	(364)	b	219
MAPLE financial liability	-	161	c	161
Deferred tax liabilities	168	20	d	188
Retained earnings	842	38	e	880
Accumulated other comprehensive income	490	6		496

Consolidated Statements of Operations	For the year ended October 31, 2007
	Previously Reported	Adjustments		Restated
Interest expense	$(27)	$12	e	$ (15)
Income tax (expense) – deferred	(2)	(4)	e	(6)
Net (loss) income	$773	$8		$ 781
Basic (loss) earnings per share
- from continuing operations	(0.25)	0.06		(0.19)
- from discontinued operations	6.12	-		6.12
	$5.87	$0.06		$5.93
Diluted (loss) earnings per share
- from continuing operations	(0.25)	0.06		(0.19)
- from discontinued operations	6.11	-		6.11
	$5.86	$0.06		$ 5.92

Consolidated Statements of Operations	For the year ended October 31, 2006
	Previously Reported	Adjustments		Restated

Other income (expenses) - net	$(36)	$36	e	$ -
Interest expense	(21)	7	e	(14)
Income tax (expense) - deferred	(30)	(13)	e	(43)
Net (loss) income	$120	$30		$ 150

Basic (loss) earnings per share
- from continuing operations	0.15	0.21		0.36
- from discontinued operations	0.68	-		0.68
	$0.83	$0.21		$ 1.04

Diluted (loss) earnings per share
- from continuing operations	0.15	0.21		0.36
- from discontinued operations	0.68	-		0.68
	$0.83	$0.21		$ 1.04

Notes for adjustments:

(a)	Recording of construction in-progress and capitalized interest related to lease accounting	$589
	Additional construction in-progress and capitalized interest during fiscal 2008	39
	Impact of foreign currency translation as at October 31, 2008	(127)
	Construction in-progress and capitalized interest related to lease accounting as at October 31, 2008	$501
(b)	Reversal of intangible assets for long-term supply agreement recognized in fiscal 2006	$(364)
(c)	Recording of MAPLE financial liability	$161
	Additional MAPLE financial liability during fiscal 2008	34
	Impact of foreign currency translation as of October 31, 2008	(35)
	MAPLE financial liability as of October 31, 2008	$160
(d)	Deferred tax liabilities relating to capitalized interest and reversal of loss on non-monetary transaction	$20
(e)	Fiscal 2007 consolidated statement of operations adjustments for capitalized interest and taxes	$8
	Fiscal 2006 consolidated statement of operations adjustments for reversal of loss on non-monetary transaction, capitalized interest and taxes	30
	Total impact on retained earnings as of October 31, 2007	$38

MAPLE Facilities lease reassessment

During the fourth quarter, MDS continued to pursue the arbitration and legal claims discussed above, held discussions with AECL and various Canadian governmental representatives, and further assessed the situation.  The Company also conducted its fourth quarter 2008 reassessment of the MAPLE Facilities lease as required under EITF 01-08.  Based on the Company’s current assessment of the results obtained from the above activities and other related events which occurred during its fourth quarter, it has determined that as of October 31, 2008, it can no longer support with sufficient certainty the assertion that the 2006 Agreement will be fulfilled by product from the MAPLE Facilities as required under lease accounting.  Therefore, the MAPLE Facilities no longer qualify for lease accounting and MDS is no longer considered to be the owner of the construction in-progress asset.  Accordingly, the construction in-progress asset and the related financing liability have been written-off as described below.

After restating the MAPLE Facilities transaction, the October 31, 2008 write-off includes $501 million of construction in-progress, $14 million of long-term financing liability, and $147 million representing the remaining non-cash financing liability. This write-off also resulted in the recognition of $95 million of deferred tax assets. The restatement of the MAPLE Facilities and the subsequent write-off does not affect the related AECL long-term notes receivable (MDS has received and continues to receive payments from AECL related to the non-interest bearing notes receivable) and Canadian government notes payable (MDS has made payments and continues to make payments to the Canadian government related to the non-interest bearing notes payable) as discussed in Notes 10 and 14.

Further, as noted above, while the Company believes that it has a strong case against AECL and the Government of Canada for breach of contract, because of (i) the present stage and complex nature of the proceedings against AECL and the Government of Canada, (ii) the uncertainty in projecting the probability of any outcome to a dispute of this nature and (iii) the range of remedies that may be awarded under the arbitration and/or lawsuit if we are successful in our claim, the Company is unable at this time to support the propriety of recording any specific receivable or any other specific contingent gain, in accordance with FASB No. 5, Accounting for Contingencies, based on the uncertainty of what remedy might be awarded to MDS.

Uncertainty in long-term isotope supply

The May 16, 2008 announcement by AECL and the Government of Canada that they were ceasing work on the MAPLE Facilities project has created uncertainty surrounding the long-term supply of medical isotopes to MDS Nordion.  The majority of MDS Nordion’s supply of reactor-based medical isotopes is currently dependent on AECL’s NRU reactor.  In 2008, reactor-based medical isotopes accounted for approximately $40 million of MDS Nordion’s pre-tax earnings.

AECL and the Government of Canada have stated publicly that AECL will pursue an extension of the NRU license.  The current NRU reactor license expires on October 31, 2011.  The NRU is currently over 50 years old and there can be no assurance that a license extension will be granted to AECL.  In the event that an extension of the license is not granted, and if MDS Nordion is not able to replace its current supply of reactor-based medical isotopes from the NRU, MDS could potentially lose the earnings generated from the reactor-based medical isotope sales, which contribute a significant portion of MDS Nordion’s earnings.  The NRU currently produces a significant portion of the world’s supply of reactor-based medical isotopes and there are currently limited sources of alternate supply.

In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, MDS is currently exploring other options for the long-term supply of reactor based medical isotopes. Currently we are still in the preliminary stage of these investigations.  In addition, as described in “Risks and uncertainties – Supply of reactor isotopes” and in “Risk Factors” in our Annual Information Form, a prolonged, planned or unplanned shutdown of the NRU could limit or stop our supply of reactor-based medical isotopes from the NRU prior to the license expiry in 2011.

MDS Pharma Services goodwill write-down

The Company performs an annual test for goodwill impairment during its fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstance. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to the carrying value that is recorded on the Company’s consolidated statements of financial position. The Company reviewed the components of its three operating segments, and has determined that given the similar economic characteristics and nature of the businesses within each operating segment, the Company has identified MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies as its three reporting units. The current fair value of the Company’s reporting units are estimated based on discounted cash flows and comparable company market valuation approaches. The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, weighted average costs of capital (WACC), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the estimated fair value of the reporting units. However, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results.  For example, should a significant or prolonged deterioration in economic conditions occur, key judgments and assumptions could be impacted. Generally, a moderate decline in estimated operating income or an increase in WACC or a decline in market conditions could result in an additional indication of impairment.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.  At the end of fiscal 2008, prior to the write-off related to the MAPLE Facilities lease reassessment and goodwill impairment, the market capitalization of MDS was below the book value of its equity, indicating a potential impairment of goodwill.

As a result of these impairment indicators, the Company performed the first step of its goodwill impairment test in accordance with SFAS No.142, and determined that as of October 31, 2008 the estimated fair values of the MDS Nordion and MDS Analytical Technologies reporting units significantly exceeded their carrying values.  However, the carrying value of its MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that goodwill for MDS Pharma Services may be impaired.

The Company believes that the decline in overall contract research organization market valuations, ongoing economic uncertainty and the delay in profit recovery in its MDS Pharma Services operating segment are principal factors in the fourth quarter 2008 decline in its MDS Pharma Services estimated fair value as compared to its carrying value. The Company concluded as part of its annual impairment test that these and other related factors, are likely to persist well into fiscal 2009. Once the Company determined that the MDS Pharma Services reporting unit had failed Step 1, the accounting standards required the Company to perform a more detailed analysis, commonly referred to as a Step 2 test.

In Step 2 of the impairment testing, the Company determined the implied fair value of the goodwill of the MDS Pharma Services reporting unit by allocating the fair value of the reporting unit determined in the first step to all the assets and liabilities of the MDS Pharma Services reporting unit, including any recognized and unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. During the Step 2 test, the Company determined that the fair value of certain assets, primarily intangibles, were in excess of the value currently recorded on the MDS Pharma Services consolidated statement of financial position. Since the book value of these assets cannot be increased to match their fair value, the resulting Step 2 impact was a larger write-off of goodwill. In accordance with the accounting methodology of SFAS No. 142, upon completion of the Step 2 test, the Company determined that as of October 31, 2008, the implied fair value of its MDS Pharma Services goodwill is less than its carrying value by $320 million and this amount has been recognized as an impairment of goodwill in the Company’s fiscal 2008 consolidated results of operations.

Restrictions on use of cash

MDS long-term Senior Unsecured Notes, which mature in several tranches up to 2014, contain a restricted payments covenant that restricts the Company’s use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount.  The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that the Company does not control.  While MDS has no plans to pay dividends or invest in non-controlled businesses, the Company has repurchased shares in the past two years.  In 2008, MDS repurchased 2.9 million shares for $44 million under its Normal Course Issuer Bid (NCIB).  In 2007, MDS used $441 million to purchase 22.8 million shares under its substantial issuer bid.  With the write-off of the MAPLE Facilities and the write-down of MDS Pharma Services goodwill, the Company’s cumulative net income is below the amount required by the covenant.  At this time, the Company cannot determine when it will overcome this restriction.

Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

		Restated	Restated
	2008	2007	2006
Total revenues	$1,315	$1,210	$ 1,060
Reimbursement revenues	(100)	(91)	(105)
Net revenues	$1,215	$1,119	$955
(Loss) income from continuing operations	$(553)	$(25)	$52
Income taxes	(91)	(19)	(22)
Net interest expense (income)	2	(10)	(1)
Change in fair value of interest rate swaps	(2)	(1)	-
Depreciation and amortization	100	79	51
EBITDA	(544)	24	80
Restructuring charges - net	15	37	(7)
Other impairment of long-lived assets	11	-	-
Valuation provisions and investment write-downs	11	8	6
Loss (gain) on sale of a business/investment and other long-term assets	3	(4)	(2)
FDA provision	(10)	61	-
Acquisition integration	4	19	-
Impairment of goodwill	320	-	-
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	501
Write-off of financial liability	(160)	-	-
Adjusted EBITDA	$151	$145	$77
Adjusted EBITDA margin	12%	13%	8%

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services business, were up 9% to $1,215 million on a reported basis from $1,119 million in 2007.  In 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines and, in 2007, we purchased MDC.  In addition, the weakness of the US dollar on average in 2008 increased our reported net revenues.  Excluding the impact of acquisitions, divestitures and foreign exchange, our net revenues were down approximately 1% in 2008 compared with 2007.  The declines in 2008 were primarily due to declines in late-stage services in MDS Pharma Services and declines in sales of mass spectrometer products into our MDS Analytical Technologies joint ventures, which were partially offset by higher revenue at MDS Nordion primarily related to increased cobalt shipments.  Net revenues in 2008 were between $295 million and $300 million in all quarters except the second quarter, which was $326 million as a result of MDS Pharma Services and MDS Analytical Technologies having their highest quarterly revenue of 2008.

Net revenues for 2007 were up 17% from the $955 million reported in 2006. Net revenues for 2007 included $138 million related to the MDC business included in MDS Analytical Technologies for the period March 20, 2007 to October 31, 2007.  Excluding revenues resulting from this acquisition, net revenues were up 3% to $981 million in 2007.

MDS reported a loss from continuing operations of $553 million in 2008, compared with $25 million in 2007.  The significant loss in 2008 was primarily a result of the MAPLE Facilities net asset write-off and MDS Pharma Services write-down of goodwill.  The 2007 loss was largely a result of the US Food and Drug Administration (FDA) provision and restructuring charges.  In 2006, we reported income from continuing operations of $52 million.

Adjusted EBITDA was $151 million in 2008 compared with $145 million in 2007 and $77 million in 2006.  MDS Pharma Services adjusted EBITDA increased by $5 million primarily as a result of restructuring savings and the favourable impact of foreign exchange, which were substantially offset by the impact of lower revenue, inflation and higher margin late stage services recorded in 2007.  MDS Analytical Technologies adjusted EBITDA increased by $2 million in 2008 primarily due to the full year impact of the MDC acquisition, which was offset by lower equity earnings associated with our mass spectrometer joint ventures and increased manufacturing costs primarily related to the transition of our manufacturing base to Asia.  MDS Nordion adjusted EBITDA was down $5 million in 2008 primarily as a result of an $19 million decrease related to embedded derivatives, which was substantially offset by higher revenue related to cobalt shipments and lower selling, general and administration (SG&A) costs.  Corporate and other costs that are included in adjusted EBITDA were $4 million lower primarily as a result of the favourable impact of foreign exchange and lower incentive and stock-based compensation expense, which were partially offset by increases in insurance and finance expense.

Adjusted EBITDA was between $36 million and $41 million in each quarter of 2008 except in the second quarter when we reported $34 million of adjusted EBITDA, despite the second quarter having the highest level of revenue, due to higher costs at both MDS Analytical Technologies and MDS Pharma Services.

The increase in adjusted EBITDA in 2007 of $68 million from 2006 was primarily a result of a $33 million increase related to the acquisition of MDC and the $32 million improvement in MDS Pharma Services primarily as a result of $20 million in lower FDA review costs that were included in adjusted EBITDA prior to the establishment of the FDA provision in early 2007, and growth and improved margins in the late stage services.

The effects of changes in foreign exchange have had a significant impact on our results in 2007 and 2008 due to the impacts on our operations related to currencies other than our US dollar reporting currency, balance sheet revaluation and embedded derivatives.

Based on the locations in which we operate and the currencies that we transact in with our customers and suppliers, we transact the majority of our costs in currencies other than the US dollar, however, the majority of our revenue is transacted in US dollars.  Given this imbalance of revenue and expense in US dollars, as the US dollar weakens relative to other currencies we utilize in our operations, our operating income and adjusted EBITDA are negatively impacted and vice versa.  The Canadian dollar and euro, and to a lesser extent the British pound and Singapore dollar, are the other primary currencies in which we transact business.  MDS Pharma Services and Corporate are most impacted by this foreign exchange impact, with MDS Nordion and MDS Analytical Technologies generally having revenues and expenses in foreign currencies in a more equal proportion.  We do hedge certain portions of the foreign exchange imbalance.  When we discuss the impact of foreign exchange on our operations, it refers to the increase or decrease in adjusted EBITDA related to the foreign currency imbalance of our revenue and expenses, net of associated hedging.  The US dollar was weaker on average in 2007 compared with 2006 and again in 2008 compared with 2007, relative to our other primary currencies used in our operations and the net effect of foreign exchange related to our operations, net of hedging, has been a reduction of adjusted EBITDA of approximately $11 million and $15 million for 2008 and 2007, respectively, compared with the respective prior years.

At the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within MDS in which they are recorded.  This revaluation creates a foreign exchange gain or loss that is reflected in operating income and adjusted EBITDA.  This gain or loss reflects the movement of foreign exchange within the period and, therefore, a gain in one quarter, will not imply that there will be a gain in a subsequent quarter unless there is a similar movement of foreign exchange within the quarter.  Similar to impact of foreign exchange on our operations, foreign exchange revaluation gains and losses primarily affect MDS Pharma Services and Corporate operating income and adjusted EBITDA. The effect of the weakening of the US dollar from the end of 2006 to the end of 2007, followed by a strengthening of the US dollar at the end of 2008 compared with 2007, resulted in foreign exchange revaluation losses of $16 million in 2007 and gains of $18 million in 2008.

In our business, from time to time, we enter into certain contracts with suppliers and customers in currencies that are not the functional currency of either the MDS entity or the customer or supplier entity, which create an embedded derivative for accounting purposes.  This impact primarily relates to US dollar contracts that our Canadian and European entities enter into with foreign suppliers or customers.  The most significant embedded derivative in our business relates to the long-term Russian supply agreement that MDS Nordion signed in October 2007.  Under this contract, we have committed to buy cobalt in US dollars over the next 16 years. As the forward rates for the US dollar strengthen, a foreign exchange derivative is created because MDS Nordion, which is part of an entity with a Canadian dollar functional currency, will incur more Canadian dollars to purchase cobalt in US dollars over the next 16 years.  Under the accounting guidelines for embedded derivatives, the aggregate of the present value of the increase in the future 16 years of payments is recorded as a current-period expense.  From an economic perspective, however, we believe these contracts will reduce our foreign exchange exposure.  As previously discussed, MDS has a larger percentage of revenue in US dollars compared with our US dollar costs, and therefore, when these losses are realized we expect them to be offset by higher US dollar revenues. Primarily due to the strengthening of the US dollar forward rates at the end of 2008 relative to the end of 2007, a $14 million loss was recorded in 2008 compared with a $4 million gain in 2007.

The exchange rate movements were larger in the fourth quarters of 2007 and 2008 relative to other quarters in those years and, therefore, the foreign exchange revaluation and embedded derivative gains and losses were greater in those quarters.  As well, when we have had foreign exchange revaluation gain, we have had an embedded derivative loss and vise versa; however, the amount of these gains and losses are not generally the same.

Adjusting items reported in 2008 include the $341 million pre-tax write-off of the MAPLE Facilities and associated financial liability; $320 million write-down of MDS Pharma Services goodwill; $11 million asset impairment charge related to a MDS Pharma Service Montreal, Canada facility; $11 million in valuation provisions related to investments in Entelos Inc. (Entelos), asset backed commercial paper (ABCP), and Essen, compared with $8 million and $6 million in 2007 and 2006, respectively; $15 million in restructuring charges, which included $2 million that was reported in equity earnings, compared with $37 million in 2007 and a recovery of $7 million in 2006; $4 million loss on the sale of MDS Nordion external beam therapy and self-contained irradiator product lines, $2 million loss on sale of business partially offset by $2 million gain on mortgage settlement in 2008 compared with gains on the sale of business of $4 million and $2 million in 2007 and 2006, respectively;  $1 million of acquisition integration costs related to the MDC acquisition, compared with $19 million in 2007; $3 million related to in-process research and development expensing for a small technology acquisition by MDS Analytical Technologies; and, a gain of $10 million from the reversal of a portion of the FDA provision, compared with the $61 million charge in 2007 to set up the FDA provision.  Details of these adjustments are provided in the respective segment discussions included in this MD&A.

Consolidated operating income
	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Product revenues	$636	$52%	$564	50%	$438	46%
Service revenues	579	48%	555	50%	517	54%
Net revenues	1,215	100%	1,119	100%	955	100%
Reimbursement revenues	100		91		105
Total revenues	1,315		1,210		1,060
Direct cost of products	(387)	(32%)	(360)	(32%)	(296)	(31%)
Direct cost of services	(374)	(31%)	(338)	(30%)	(362)	(38%)
Reimbursed expenses	(100)		(91)		(105)
Selling, general and administration	(280)	(23%)	(265)	(24%)	(220)	(23%)
Research and development	(79)	(7%)	(68)	(6%)	(53)	(6%)
Depreciation and amortization	(100)	(8%)	(79)	(7%)	(51)	(5%)
MAPLE Facilities lease reassessment:
Write-off of construction-in- progress	(501)	(41%)	-	-	-	-
Write-off of financial liability	160	13%	-	-	-	-
Other impairment of long-lived assets	(11)	(1%)	-	-	-	-
Impairment of goodwill	(320)	(26%)	-	-	-	-
Restructuring charges - net	(13)	(1%)	(37)	(3%)	7	1%
Change in fair value of embedded derivatives	(14)	(1%)	4	-	-	-
Other income (expenses) - net	11	1%	(84)	(8%)	-	-
Operating loss from continuing operations	$(693)	$(57%)	$(108)	(10%)	$(20)	(2%)
Margins:
Gross margin on products	39%		36%		32%
Gross margin on services	35%		39%		30%
Capital expenditures	$52		$71		$51

SG&A expenses for the year decreased as a percent of net revenues from 24% to 23%, although expenses increased by 6% to $280 million, up from $265 million in 2007.  The increase in SG&A expense of $15 million was due to a $19 million increase in spending as a result of the MDC acquisition, the negative impact of foreign exchange on spending primarily as a result of the average strength of the Canadian dollar and euro relative to the US dollar in 2008, increased investment in our business development, and increased corporate spending particularly related to insurance and finance costs.  These increases were partially offset by $25 million of lower incentive and stock-based compensation expense, $1 million lower pension expense and $4 million lower FDA review costs, which were incurred in 2007. SG&A expense in 2006 included $13 million related to our first year of Sarbanes-Oxley compliance program and $20 million in FDA review costs.  Our mid-term incentive program (MTIP) is a stock-based compensation program that is determined based on the probability of achieving certain predefined performance measures and the MDS stock price.  Primarily due to the decrease in MDS stock price in 2008, a net credit of $8 million was recorded in 2008 compared with a net expense of $5 million in 2007.

MDS Analytical Technologies is responsible for the majority of research and development (R&D) costs we incur. R&D increased from $53 million in 2006 to $68 million in 2007 and $79 million in 2008 due primarily to the acquisition of MDC in 2007.  In addition, we reduced our R&D spending on mass spectrometers as several projects were completed in 2008.

Depreciation and amortization expense increased from $51 million in 2006 to $79 million in 2007 and $100 million in 2008, primarily due to the acquisition of MDC in 2007.  The amount of amortization of intangibles related to the MDC acquisition was $16 million in 2007 and $36 million in 2008.  Depreciation and amortization expense remained constant in 2007 and 2008 for both MDS Pharma Services and MDS Nordion.  Equity earnings associated with MDS Analytical Technologies are net of $6 million in 2008 and 2007, and $5 million in 2006 of depreciation and amortization expense recorded in the joint ventures.

Other income and expense was $11 million of income in 2008, $84 million of expense in 2007 and nil in 2006.  Foreign exchange gains and losses from the revaluation of certain assets and liabilities resulted in a gain of $18 million in 2008, and losses of $16 million and $3 million in 2007 and 2006, respectively.  The $61 million FDA provision charge in 2007 and $10 million reversal in 2008 are also included in other income and expense. Valuation provisions and investment write-downs of $11 million in 2008, $8 million in 2007 and $6 million in 2006 were the other primary items that impacted the other income and expense trend.

In 2008, we repurchased 2.9 million shares for $44 million as part of our NCIB and as of October 31, 2008, the Company had 120 million Common shares outstanding.  In 2007, we repurchased 22.8 million shares for $441 million as part of a substantial issuer bid.  No shares were repurchased in 2006.

Reported loss per share from continuing operations for 2008 was $4.54 compared with $0.19 in 2007 and earnings per share of $0.36 in 2006.  Adjusted EPS for these periods was $0.21 in 2008, $0.43 in 2007 and $0.34 in 2006.  Of the $0.22 reduction in adjusted EPS in 2008, $0.10 was related to the increased amortization associated with the MDC acquisition, $0.06 was due to lower net interest income in 2008, and $0.09 was related to higher taxes which were partially offset by the increase in adjusted EBITDA.  The adjusting items used in calculating adjusted EPS reflect the after-tax adjusting items used in calculating adjusted EBITDA.  Adjusted EPS also includes an adjusting item of $0.09 in 2008 related to a reduction in our deferred tax liabilities due to the enactment of income tax rate reductions in Canada, and $0.03 in 2006 related to deferred tax balances due to reductions in Canadian federal tax rates and increases in Quebec provincial tax rates.  In addition, the market-to-market gain on interest swaps of $0.02 in 2008 and $0.01 in 2007 is treated as an adjusting item.  Adjusted earnings per share and adjusted net income for 2006, 2007 and 2008 were as follows:

Earnings per share

Adjusted earnings per share (EPS) for the years were as follows:

	2008	Restated 2007	Restated 2006
Basic (loss) earnings per share from continuing operations – as reported	$(4.54)	$(0.19)	$0.36
Adjusted for:
Restructuring charges - net	0.08	0.19	(0.04)
FDA provision	(0.06)	0.31	-
Other impairment of long-lived assets	0.07	-	-
Valuation provisions and investment write-downs	0.09	0.06	0.05
Change in fair value of interest rate swaps	(0.02)	(0.01)	-
Loss (gain) on sale of business/investments and other long-term assets	0.01	(0.02)	-
Acquisition integration	0.02	0.09	-
Impairment of goodwill	2.63	-	-
Write-off related to the MAPLE Facilities lease reassessment	2.02	-	-
Tax rate changes	(0.09)	-	(0.03)
Adjusted EPS	$0.21	$0.43	$0.34

(millions of US dollars)	2008	Restated 2007	Restated 2006
(Loss) income from continuing operations – as reported	$(553)	$(25)	$52
Adjusted for (after tax):
Restructuring charges – net	10	25	(6)
FDA provision	(7)	41	-
Other impairment of long-lived assets	8	-	-
Valuation provisions and investment write-downs	11	8	7
Change in fair value of interest rate swaps	(2)	(1)	-
Loss (gain) on sale of business/investments and other long-term assets	1	(3)	-
Acquisition integration	3	12	-
Impairment of goodwill	320	-	-
Write-off related to the MAPLE Facilities lease reassessment	246	-	-
Tax rate changes	(11)	-	(4)
Adjusted income from continuing operations	$26	$57	$49

MDS Pharma Services

Financial Highlights

	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Early stage	$ 264	55%	$ 254	53%	$ 267	58%
Late stage	218	45%	223	47%	191	42%
Net revenues	482	100%	477	100%	458	100%
Reimbursement revenues	100		91		105
Total revenues	582		568		563
Cost of revenues	(356)	(74%)	(332)	(70%)	(359)	(78%)
Reimbursed expenses	(100)		(91)		(105)
Selling, general and administration	(127)	(26%)	(130)	(27%)	(125)	(27%)
Research and development	-	-	-	-	-	-
Depreciation and amortization	(35)	(7%)	(35)	(7%)	(30)	(7%)
Other impairment of long-lived assets	(11)	(2%)	-	-	-	-
Impairment of goodwill	(320)	(66%)	-	-	-	-
Restructuring charges – net	(9)	(2%)	(28)	(6%)	-	-
Change in fair value of embedded derivatives	1	-	-	-	-	-
Other income (expenses) - net	22	5%	(74)	(16%)	2	-
Operating (loss) income	(353)	(73%)	(122)	(26%)	(54)	(12%)
Adjustments:
Impairment of goodwill	320	66%	-	-	-	-
FDA provision	(10)	(2%)	61	13%	-	-
Restructuring charges - net	9	2%	28	6%	-	-
Other impairment of long-lived assets	11	2%	-	-	-	-
Loss (gain) on sale of business	(1)	-	4	1%	(2)	-
	(24)	(5%)	(29)	(6%)	(56)	(12%)
Depreciation and amortization	35	7%	35	7%	30	7%
Adjusted EBITDA	$ 11	2%	$ 6	1%	($ 26)	(6%)
Margins:
Gross margin	26%		30%		22%
Adjusted EBITDA	2%		1%		(6%)
Capital expenditures	$ 29		$ 48		$ 37

Net revenues for MDS Pharma Services grew by 1% in 2008, with 4% growth in early stage services and a decline of 2% in late stage services.  The growth in early stage was primarily driven by growth in Phase I activities including revenue from our new facility in Phoenix that was opened in early 2008, and the impact of foreign exchange.   The late stage decline was primarily a result of the timing of large Phase II to IV trials, including the impact of cancellations, and delays of new trials affecting both our Phase II to IV and central laboratory services.  The late-stage decline was larger in the second half of 2008 with the fourth quarter of 2008 being our lowest quarter of revenue within 2008.

The favourable impact of foreign exchange rates on net revenues from 2007 to 2008 was approximately $16 million and, excluding the impact of foreign exchange, MDS Pharma Services revenues declined approximately 2% in 2008.  The US dollar was weaker compared with most currencies for the first three quarters of 2008; however, in the fourth quarter of 2008, the US dollar was stronger compared with most other currencies.  This contributed to the decline of revenue in the fourth quarter of 2008 compared with both the fourth quarter of 2007 and the third quarter of 2008.

In 2007, net revenues for MDS Pharma Services grew by 4%, compared with 2006, with 17% growth in late stage services largely offset by weakness from early stage services. The growth in late stage services reflected trends in this marketplace, improved operating discipline and the conversion of some of the backlog growth from prior years into revenues.  The 5% decline in 2007 revenues for early stage services were primarily driven by the FDA review of our Montreal bioanalytical operations, which impacted revenues for both bioanalytical testing services and Phase I clinics.

MDS Pharma Services Backlog Table (Prior period backlog amounts have been restated as described below)

Orders	New Orders	Previously Reported Period-End Backlog	Adjustments	Period-End Backlog
Fiscal 2007 – Quarter 1	$ 159	$ 472	$ 24	$ 496
Quarter 2	103	428	35	463
Quarter 3	119	408	37	445
Quarter 4	134	375	51	426
Fiscal 2008 – Quarter 1	177	395	53	448
Quarter 2 Quarter 3	165 169	431 486	65 65	496 551
Quarter 4	131			485

In the fourth quarter of 2008, the Company identified certain adjustments related to the calculation of MDS Pharma Services order backlog which resulted in an increase to the third quarter 2008 ending backlog of approximately $65 million.  The increase in ending backlog was a result of the improper calculation of foreign exchange impacts and the exclusion of certain orders or portions of orders.  Some of these adjustments also applied to prior periods, and we have therefore restated our historical period ending backlog in the table above.  There was no impact on the previously reported new orders.

New orders of $642 million in 2008 were up 25% from new orders of $515 million in 2007 with growth in both early stage, primarily in Phase I services, and in late stage, both in Phase II to IV, and central laboratory services.  Period-end backlog also increased in 2008 by 14%.  The reduction in period-end backlog from the third quarter of 2008 to the fourth quarter of 2008, was largely due to foreign exchange as a result of the strengthening of the US dollar.  A majority of the revenues earned by the MDS Pharma Services’ business result from contracts which typically run several months for early stage clinical trials and as much as several years for Phase II to IV clinical trials.  Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Combined with the impact of the strengthening of the US dollar at the end of 2008 compared with 2007, these cancellations partially offset the growth in pharmaceutical research backlog.

MDS Pharma Services continued to report operating losses, with a loss of $353 million in 2008, $122 million in 2007 and $54 million in 2006.  Adjusted EBITDA for 2008 was $11 million, compared with $6 million in 2007 and a loss of $26 million in 2006.  In addition to depreciation and amortization, the following adjusting items account for the difference between operating income and adjusted EBITDA:  In 2008, we recorded a $320 million write-down of the carrying value of the MDS Pharma Services goodwill; an $11 million asset impairment charge related to a facility in Montreal, Canada that was no longer being fully utilized; and a $9 million in restructuring charges related to improving profitability across the business.  In 2007, MDS Pharma Services had $28 million of restructuring charges to improve profitability.  In 2007, we established a $61 million provision in relation to the FDA review of our Montreal bioanalytical operations.  In 2008, we recorded a $10 million reversal of the FDA provision based on the costs incurred to date and our best estimate of future liability.  In 2008, we recorded a $2 million gain on a mortgage settlement that had been deemed uncollectible in 2000, and a $1 million loss on sale of business.  In 2007, we also recorded a $4 million loss on the sale of our Hamburg, Germany Phase I clinic.  In 2006, adjusting items included a $2 million gain on the sale of an agronomics business.

Adjusted EBITDA increased by $5 million in 2008 compared with 2007.  Increases to adjusted EBITDA included restructuring savings resulting from our 2007 and 2008 restructuring activities, a $20 million increase related to the foreign exchange revaluation of certain monetary assets and liabilities and lower SG&A costs. These increases were substantially offset by decreases resulting from inflationary impacts, lower net revenue levels excluding the impact of foreign exchange, higher margin services reported in our late stage business in 2007 and the negative impact of foreign exchange on our operations as a result of the US dollar being weaker on average in 2008, compared with 2007 for most currencies.  The $32 million improvement in adjusted EBITDA from 2006 to 2007 was primarily a result of a $20 million reduction in FDA costs incurred prior to the establishment of the FDA provision; cost savings as a result of restructuring activities in 2007; higher level of net revenues which included certain higher margin services in our late stage business; and these were partially offset by the impacts of inflation and foreign exchange.

SG&A expenses for the segment were $127 million in 2008 compared with $130 million in 2007 and $125 million in 2006.  The  $3 million decline in SG&A in 2008 compared with 2007 was driven by $5 million of reduced stock-based pensation expense, $4 million FDA review costs incurred in 2007 prior to the establishment of a provision in the second quarter of 2007, and productivity improvements. These reductions were partially offset by the unfavourable impact of foreign exchange due to the relative weakness of the US dollar in 2008 and increased investments in business development.  SG&A costs in 2006 included $16 million of costs related to the FDA review.

Depreciation and amortization was $35 million in 2008 and 2007, compared with $30 million in 2006, reflecting the impact of investments in the business.  In 2007 and 2008, these investments included the new Phase I clinic in Phoenix, expansion of our late stage laboratories in China and Singapore to address the Asian market, and software investments including the Apollo system for central laboratory services data management, which was offset by the impacts of restructuring and closing certain facilities.  In 2006, investments also included early-stage facilities in Lyon, France and Lincoln, U.S. and a new central laboratory in New Brunswick, U.S.

Other income for 2008 of $22 million, included a $10 million reversal of the FDA provision, $11 million of gains associated with the revaluation of certain assets and liabilities primarily related to the strengthening of the US dollar from the end of 2007 to the end of 2008, and a $2 million gain on a mortgage that previously had been deemed uncollectible.   Other expenses of $74 million in 2007 included the $61 million charge to establish the FDA provision, $9 million of losses associated with foreign exchange revaluation of certain assets and liabilities and a $4 million loss on the sale of our Hamburg, Germany Phase I clinic.  Other income of $2 million in 2006 included a $2 million gain on the sale of an agronomics business and a $2 million insurance settlement, that were partially offset by a $2 million foreign exchange loss.

On July 18, 2008, we announced a restructuring plan that included headcount reductions and the closure of several offices.  Restructuring charges incurred in 2008 were $9 million, with additional charges being expected in early 2009.  To date we have completed more than 60% of the headcount reductions, and the office closures are expected to be completed in 2009.  The initial savings from these restructuring activities were reflected in our fourth quarter of 2008, with the majority of the savings to be realized in 2009.  During 2007, a number of actions were taken to improve profitability at MDS Pharma Services that resulted in $28 million of restructuring charges.  The 2007 actions included global workforce reductions of approximately 500 employees, consolidation of certain bioanalytical services into Zurich, Switzerland and Lincoln, U.S. and certain central laboratory operations into Baillet, France.  As a result, of these actions we closed a laboratory in Sittingbourne, U.K. and reduced our facility footprint in Montreal, Canada and Hamburg, Germany.

Capital expenditures for the segment totaled $29 million in 2008 and $48 million in 2007 and were focused on our 300-bed Phase I clinic in Phoenix, U.S.; expanding our central laboratory facilities in Beijing, China and Singapore; and customer-facing information technology initiatives. Spending of $37 million in 2006 was focused on increasing capacity in Lincoln, U.S. and Lyon, France and establishing our new central laboratory in New Brunswick, U.S.

In 2008, with the completion of its new Phase I clinic in Phoenix, U.S., MDS Pharma Services decided to sell its original Phase I clinic in Phoenix.  This facility has been reclassified to assets held for sale and has a carrying value of $6 million.

Regulatory review of Montreal bioanalytical operations

During 2008, we continued our efforts and made substantial progress to address regulatory issues related to our bioanalytical operations in our Montreal, Canada, facilities.

In January 2007, the FDA issued statements that outlined steps that customers of our Montreal bioanalytical facilities would be required to take to resolve any outstanding issues.  The FDA directed the sponsors of approved and pending generic drug submissions containing study data produced in these facilities during the period between January 2000 and December 2004 to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies:  1) repeat their bioanalytical studies;  2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit the original study results.  In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities during the affected period.

In their letter to generic sponsors, the FDA imposed a six-month time limit to complete the generic work. This time has since passed, and we believe we have substantially completed all related generic site audits.  We continue to receive a limited number of study audit requests from innovator customers, and expect that we may continue to receive these requests in low numbers in 2009.

We have responded to questions from European regulators about the nature of the work that was done for the FDA. The European regulators have reviewed  studies in Montreal that are representative of the work done at that site, and issued a final report indicating that they have no significant concerns.  We do not expect to incur any significant costs associated with actions, if any, by European regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study rerun costs to complete the work required by the FDA and other regulators. We have utilized $22 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US dollar denominated components of the cost estimate and we reversed $10 million of this provision in the second quarter of 2008, based on a revised estimate of expected costs to be incurred. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe the remaining reserve of $30 million is an appropriate amount to cover any agreements reached with clients for study audits, study reruns, and other related costs.

Subsequent to our fiscal 2008 year end, we were served with a statement of claim seeking damages related to repeat study costs and mitigation costs of C$5 million and loss of profit of C$30 million.  We maintain reserves in respect of study costs, as described above, as well as errors and omissions insurance.  We intend to vigorously defend this action, we have assessed this claim and no loss has been recorded.

MDS Nordion
Financial Highlights

	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Product revenues	$ 290	98%	$ 284	98%	$ 290	98%
Service revenues	6	2%	6	2%	5	2%
Net revenues	296	100%	290	100%	295	100%
Direct cost of product	(150)	(51%)	(147)	(51%)	(147)	(50%)
Direct cost of service	(3)	(1%)	(3)	(1%)	(3)	(1%)
Selling, general and administration	(48)	(16%)	(54)	(19%)	(51)	(17%)
Research and development	(3)	(1%)	(4)	(1%)	(5)	(2%)
Depreciation and amortization	(13)	(4%)	(13)	(4%)	(15)	(5%)
Restructuring charges – net	-		-	-	2	1%
Change in fair value of embedded derivatives	(15)	(5%)	4	1%	-	-
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	(501)	(169%)	-	-	-	-
Write-off of financial liability	160	54%	-	-	-	-
Other income (expenses) – net	(2)	(1%)	(1)	-	-	-
Operating (loss) income	(279)	(94)%	72	25%	76	26%
Adjustments:
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	501	169%	-	-	-	-
Write-off of financial liability	(160)	(54%)	-	-	-	-
Loss (gain) on sale of a business	4	1%	(1)	-	-	-
Restructuring charges – net	-	-	-	-	(2)	(1%)
	66	22%	71	24%	74	25%
Depreciation and amortization	13	4%	13	4%	15	5%
Adjusted EBITDA	$ 79	27%	$ 84	29%	$ 89	30%
Margins:
Gross margin	48%		48%		49%
Adjusted EBITDA margin	27%		29%		30%
Capital expenditures	$ 8		$ 8		$ -

Net revenues for MDS Nordion in 2008 were $296 million, up $6 million or 2% from 2007.  The impact of foreign exchange as a result of the weakness of the US dollar relative to other currencies, and in particular the Canadian dollar, on average in 2008 compared with 2007, increased revenues by $14 million in 2008.  On May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines, and as a result, net revenues were $15 million lower in 2008 than in 2007.  Excluding the impact of foreign exchange and this divesture, net revenues were up 3% in 2008 compared with 2007.

During 2007 and 2008, there were a number of nuclear reactor shutdowns that affected the supply of medical isotopes.  In early 2007 and in the fourth quarter of 2008, certain competitors were unable to supply the market with their normal level of medical isotopes.  During these periods we were able to increase our production levels and generate additional revenue.  In the first quarter of 2008, we experienced a disruption in the supply of medical isotopes at our supplier’s reactor and the net impact of these three disruptions in supply was a reduction in revenue in 2008 compared with 2007 of approximately $3 million.  As well, 2007 included $3 million related to the recognition of deferred revenue resulting from a contract cancellation penalty associated with the buy-out of certain minimum purchase commitments made by Biogen Idec Inc. that was agreed to in 2004.  Offsetting these declines, compared with the prior year, was an increase in revenue from cobalt shipments and the sale of production irradiators associated with sterilization technologies and higher radiotherapeutics revenues.  In 2008, we had a relatively high level of supply of cobalt available and were able to ship it to customers based on strong global demand for cobalt.  Due to timing of supply, and shipping delays experienced early in 2008, cobalt shipments were much higher at the end of 2008 largely in the fourth quarter.  Despite the negative impacts of foreign exchange on revenue and the sale of product lines, the fourth quarter of 2008 had the highest quarterly revenue in 2008 due to the higher cobalt sales and higher medical isotope sales as a result of the supply disruption at a competitor.

Within our radiotherapeutics product line in 2008, we saw continued strong growth of over 40% in our TheraSphere® cancer treatment as it continues to gain acceptance. However, we did experience a modest decline in our Glucotrace® positron emission tomography (PET) imaging product due to the reliability of supply.  We are now in the process of completing the construction of our own facilities in Europe to produce Glucotrace® and we expect to improve reliability for our customers in 2009.

Net revenues in 2007 were down $5 million when compared with 2006, primarily as a result of a competitor’s voluntary recall of their technetium generators in 2006, which resulted in higher revenues for MDS Nordion as we increased supply of medical isotopes to our customers to allow them to increase their supply of technetium generators.  Fiscal 2006 also included $5 million higher deferred revenue recognition associated with the Biogen Idec Inc. contract cancellation.  Partially offsetting these declines was an increase in net revenues due to foreign exchange and higher sales across other product lines.

Our supply of cobalt increased in 2008, compared with 2007 and 2006. We continue to see demand that is higher than our available supply for cobalt, and we took steps in 2007 to increase our supply of cobalt, signing an extension to the 2005 long-term contract with Rosenergoatom (the utility operator responsible for Russia’s nuclear power plants). This 17-year extension represents a commitment of $83 million, and an expected 30% increase in MDS Nordion’s cobalt-60 capacity by 2016.

MDS Nordion reported an operating loss of $279 million in 2008 compared with operating income of $72 million in 2007 and $76 million in 2006.  Adjusted EBITDA for these periods was $79 million in 2008, $84 million in 2007 and $89 million in 2006.  In addition to depreciation and amortization, the 2008 difference between operating loss and adjusted EBITDA was due to the following adjusting items: the $341 million pre-tax write-off of the MAPLE Facilities, which is net of write-off of MAPLE financial liability, and $4 million loss on the sale of our external beam therapy and self-contained irradiator product lines in 2008. In 2007, there was a $1 million gain and in 2006 a $2 million restructuring charge. Please refer to the MAPLE Facilities background, Restatement of MAPLE Facilities, and MAPLE Facilities lease reassessment sections of this MD&A for additional information regarding the MAPLE Facilities.

The $5 million decrease in adjusted EBITDA in 2008 compared with 2007 was primarily a result of a $19 million decrease due to embedded derivatives associated with contracts with our Russian supplier of cobalt.  The MDS Nordion functional currency is the Canadian dollar and, therefore a US dollar contract with a Russian company is deemed to contain an embedded derivative.  As the contracts have durations up to 17 years and represent large purchase commitments, movements in the US to Canadian dollar exchange drives significant unrealized gains or losses.  In 2008, and in particular in the fourth quarter, the strengthening of the US dollar resulted in embedded derivative losses of $13 million for the fourth quarter and $15 million for the total year. Excluding the decrease in adjusted EBITDA related to embedded derivatives, adjusted EBITDA increased by $14 million due to lower SG&A, higher revenue, and the impact of foreign exchange primarily as a result of the revaluation of certain assets and liabilities.  The decline in adjusted EBITDA in 2007 compared with 2006 was primarily due to the decline in high margin revenue associated with competitor supply issues related to medical isotopes, the revenue recognized related to the contract cancellation and higher SG&A costs.  Similar to the revenue profile, adjusted EBITDA was lowest in the first quarter and highest in the fourth quarter of 2008 excluding the impact of embedded derivative losses described above.

SG&A expenses in 2008 of $48 million were down $6 million from 2007, primarily due to $1 million of lower pension expense, $3 million of lower stock-based compensation, $1 million of lower annual incentive and the sale of product lines in 2008, which was partially offset by the impacts of foreign exchange on spending, primarily related to the weakness of the US dollar compared with the Canadian dollar.  The increase in SG&A from 2006 to 2007 was primarily due to the increased pension expense in 2007.

R&D declined $1 million in both 2008 and 2007 and was $3 million in 2008.  The reduction from 2007 primarily related to our TheraSphere® program on which our initial phase of development was completed in 2007.   In addition to MDS R&D, we collaborate with a number of companies and government agencies to develop new radiotherapeutics and imaging products.  During 2008, MDS Nordion continued to develop and manufacture products under its customer collaboration agreements and to establish a molecular imaging centre at the University of Ottawa Heart Institute, which are described below.

During 2007, MDS Nordion signed a number of new customer agreements, strengthening its position in the molecular imaging market. These agreements included a collaboration agreement with Avid Radiopharmaceuticals, Inc. (Avid) to support clinical studies for Avid’s novel radiopharmaceuticals designed to diagnose and monitor Alzheimer’s disease. These trials will use advanced molecular imaging known as single photon emission computed tomography (SPECT). Under the terms of the agreement, MDS Nordion will radiolabel Avid’s proprietary compounds for use in proof-of-concept clinical trials for SPECT imaging of Alzheimer’s disease.

In addition, MDS Nordion is collaborating with the University of Ottawa Heart Institute, Canada’s largest cardiovascular health centre, to establish a Molecular Imaging Centre of Excellence to advance cardiology research.

During 2006, MDS Nordion signed two new strategic customer agreements, including a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, and a three-year contract with Bradmer Pharmaceuticals Inc., for the development and clinical trial supply of Neuradiab™, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme, the most common and deadly form of brain cancer.

Although these new agreements are not individually significant, they are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics.

Other expenses of $2 million for 2008 includes the $4 million loss on the sale of our external beam therapy and self-contained irradiator product lines, and a $2 million foreign exchange gain from the revaluation of certain assets and liabilities as a result of the strengthening of the US dollar from the end of 2007 to the end of 2008.  The 2007 other expenses of $1 million was primarily due to a $1 million foreign exchange loss.

Capital expenditures by MDS Nordion in 2008 totaled $8 million, level with 2007, including amounts spent to expand our production capability in Belgium, where we produce Glucotrace® an extremely short half-life isotope used for PET scans. Aside from capital expenditures, MDS Nordion invests significantly in maintenance for its facilities, and all such costs are expensed as incurred.

MDS Analytical Technologies
Financial Highlights

	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Product revenues	$346	79%	$280	80%	$148	73%
Service revenues	91	21%	72	20%	54	27%
Net revenues	437	100%	352	100%	202	100%
Direct cost of products	(237)	(54%)	(213)	(61%)	(149)	(74%)
Direct cost of services	(15)	(3%)	(3)	(1%)	-	-
Selling, general and administration	(80)	(18%)	(57)	(16%)	(20)	(10%)
Research and development	(76)	(17%)	(64)	(18%)	(48)	(24%)
Depreciation and amortization	(51)	(12%)	(29)	(8%)	(6)	(3%)
Restructuring charges – net	(3)	(1%)	-	-	-	-
Other income (expenses) - net	(2)	-	(6)	(2%)	5	2%
Operating (loss) income	(27)	(6%)	(20)	(6%)	(16)	(8%)
Adjustments:
Equity earnings	49	11%	53	15%	54	27%
Valuation provisions and investment write-downs	1	-	-	-	-	-
Acquisition integration	4	1%	19	5%	-	-
Restructuring charges - net	5	1%	-	-	-	-
	32	7%	52	15%	38	19%
Depreciation and amortization	51	12%	29	8%	6	3%
Adjusted EBITDA	$83	19%	$81	23%	$44	22%
Margins:
Gross margin	42%		39%		26%
Adjusted EBITDA margin	19%		23%		22%
Capital expenditures	$10		$8		$4

The mass spectrometer product family of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  We use equity accounting for the joint ventures and, therefore, the majority of the income related to the mass spectrometer product family is reflected in equity earnings, which represents our share of the net income of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We include equity earnings in our calculation of adjusted EBITDA, however, these earnings are not included in operating income.

Net revenues for MDS Analytical Technologies were $437 million in 2008, up $85 million or 24% from $352 million in 2007.  On March 20, 2007, we acquired MDC, which increased net revenue by approximately $83 million in 2008 compared with 2007.  Excluding the impact of the acquisition and foreign exchange, which increased revenue due to the weakening of the US dollar on average in 2008 compared with 2007, MDS Analytical Technologies revenue declined 1% in 2008 compared with 2007.

Revenues in our mass spectrometer product lines were down reflecting lower shipments into our joint ventures, which were partially offset by an increase in revenue of approximately $13 million from the effects of foreign exchange, which was primarily a result of the strength of the Canadian dollar compared with the US dollar on average during 2008 compared with 2007.

End-user revenue for mass spectrometer products, including the favourable impact of foreign exchange, was up 2% in 2008 compared with 2007.  End-user unit shipments declined 3% in 2008 compared with 2007, primarily due to lower orders from pharmaceutical companies in North America.  Unit shipments in Asia and to the applied markets remained strong.  Partially offsetting the lower unit sales was a 19% increase in revenue from end-user services provided by our joint-venture partners.  End-user revenue growth was between 5% and 6% for the first three quarters of 2008, followed by an 11% decline in the fourth quarter of 2008.

Revenue in bioresearch and drug discovery product lines increased by 60% in 2008 compared with 2007, which reflects the impact of the product lines acquired through the MDC acquisition.  Revenue levels were relatively flat throughout 2008, with the fourth quarter representing the highest quarterly revenue in 2008.  Sales of bioresearch products grew and were partially offset by declines of higher-priced drug discovery products, which have been impacted by lower capital spending by pharmaceutical companies.  Fourth quarter 2008 combined bioresearch and drug discovery revenues were flat compared with the fourth quarter of 2007.

MDS Analytical Technologies reported operating losses of $27 million in 2008, $20 million in 2007 and $16 million in 2006.  Equity earnings, which are not included in operating income, were $49 million, $53 million and $54 million for 2008, 2007 and 2006, respectively.  Depreciation and amortization has increased from $6 million in 2006, to $29 million in 2007 and $51 million in 2008.  The increase of $23 million in 2007 and $22 million in 2008 was a result of amortization of intangibles associated with our MDC acquisition of $16 million in 2007 and $36 million in 2008 and the additional depreciation associated with the MDC acquisition.  As well, equity earnings are net of $6 million in 2008 and 2007 and $5 million in 2006 of depreciation and amortization expense recorded in the joint ventures.

Adjusted EBITDA, as adjusted for equity earnings and the adjusting items described below, was $83 million in 2008, up $2 million from $81 million in 2007 and was $44 million in 2006.  The increase in adjusted EBITDA in 2008 was due to the MDC acquisition and savings from restructuring actions, which were partially offset by the effect of lower end-user product revenue on our equity earnings associated with our mass spectrometer product lines and higher costs associated with manufacturing, including our transfer of the manufacturing of certain products to Asia.

In the third quarter of 2008, we announced a restructuring plan to reduce our workforce as a result of deferrals of capital expenditures for high-end instruments by pharmaceutical customers primarily in North America.  We incurred $5 million of restructuring charge, which included $2 million that was reported in equity earnings, in 2008 in relation to this plan, which was treated as an adjusting item.  These actions were implemented in the second half of 2008 and the full benefits are expected to be realized in 2009.  To accelerate additional productivity from a lower cost supply chain, we have subsequently announced a second restructuring plan in MDS Analytical Technologies in the first quarter of 2009.  Under this plan we will transition our primary manufacturing base to Asia over the next 12 to 18 months.  We expect to take a restructuring charge of approximately $5 million in 2009.  This plan will impact about 200 people and will generate approximately $7 million in annual savings.

We incurred $4 million of acquisition integration costs in 2008, compared with $19 million in 2007.  Integration costs of $1 million in 2008 and all of the integration costs in 2007 related to the costs we incurred to integrate the MDC acquisition into our operations.  The $19 million in 2007 included $14 million of purchase accounting fair value adjustments for inventory, order backlog, and deferred revenue.  In 2008, $3 million was recorded to write off the full purchase price of our acquisition of a small technology company as in-process R&D.   The acquisition integration costs and the write-off were adjusting items in 2007 and 2008.

In the fourth quarter of 2008, we recorded a $1 million write-off of an investment, which we acquired as part of the MDC acquisition. This write-off was treated as an adjusting item in 2008.

SG&A expense totaled $80 million in 2008, up $23 million from $57 million in 2007 and was $20 million in 2006.  The majority of the increase in 2007 and 2008 was a result of the MDC acquisition.  SG&A expense in 2008 included lower incentive and stock-based compensation expense, however SG&A was negatively impacted by the impact of foreign exchange on spending outside of the U.S.

R&D expense was $76 million in 2008 compared with $64 million in 2007 and $48 million in 2006.  In addition to the impact of the MDC acquisition, which was the primary driver of the increase in R&D spending in 2007 and 2008, the impact of foreign exchange also resulted in an increase in spending due to the strength of the Canadian dollar relative to the US dollar and we incurred $3 million of in-process R&D. R&D spending in our mass spectrometer product lines was down over 20% in 2008 compared with 2007, primarily due to the completion of our new AB/Sciex 5500 Triple Quad™ and AB/Sciex 5500 QTRAP® platforms that were launched in the fourth quarter of 2008 and a number of software launches in the first half of 2008.  As a result of project completions, R&D spending was 30% lower in the fourth quarter of 2008 compared with the average level of quarterly spending since the acquisition of MDC.

During 2008, we made a number of new product launches across our mass spectrometer, bioresearch and drug discovery product families. Our AB/Sciex 5500 Triple Quad™ and AB/Sciex 5500 QTRAP® products, which represent a new redesigned mass spectrometer platform primarily for the pharmaceutical and biotechnology markets, were launched and shipped in the fourth quarter of 2008.  These systems provide researchers with complete workflow solutions that deliver superior functionality, speed and performance. Earlier in 2008, we launched a number of new software products related to our mass spectrometer product family.  These included Analyst 1.5 Software, an updated version of our core operating system for mass spectrometry systems; iMethods, which provides customizable solutions for routine food and beverage testing; and LightSight Software, an application that contains automated methods creation for mass spectrometers.   MDS Analytical Technologies also launched the next-generation Arcturus XT™ instrument for laser capture microdissection and the CellKey™ 384 systems.  The new Arturus XT™ offers researchers improved speed, precision and flexibility for their microdissection experiments.  The CellKey™ 384 systems enables label-free, real-time analysis for cell-based assays with greater throughput capability in 384-well microplates.

In addition to internal R&D, MDS Analytical Technologies acquired two companies during 2008 to expand its product portfolio.  BlueShift Biotechnologies, a developer of screening platforms for life sciences research and maker of the IsoCyte™ benchtop laser scanning cytometer, was acquired in the third quarter of 2008.  This acquisition expands MDS Analytical Technologies’ capabilities in cellular analysis, and further strengthens the Company’s global sales and service offering.  In the first quarter of 2008, MDS Analytical Technologies acquired a small company with developing technology that is expected to be complementary to the MDS Analytical Technologies’ product portfolio.

Other income and expense included a $3 million foreign exchange loss in 2007 compared with nil in 2008 related to the revaluation of certain assets and liabilities.  In 2007, we recorded a $2 million gain on the sale of land.

Capital expenditures totaled $10 million in 2008, compared with $8 million in 2007 and $4 million in 2006. The increase over prior years relates mainly to the acquisition of MDC and increased spending on our plants in Singapore and Shanghai, China.

Corporate and Other
Financial Highlights

	2008	Restated 2007	Restated 2006
Selling, general and administration	$(25)	$(24)	$(24)
Depreciation and amortization	(1)	(2)	-
Restructuring charges – net	(1)	(9)	5
Other income (expenses) – net	(7)	(3)	(7)
Operating income (loss)	(34)	(38)	(26)
Adjustments:
Equity earnings	-	-	(4)
Gain on sale of investments	-	(7)	-
Valuation provisions and investment write-downs	10	8	6
Restructuring charges – net	1	9	(5)
Depreciation and amortization	1	2	-
Adjusted EBITDA	$(22)	$(26)	$(29)

Corporate and Other includes costs associated with our Corporate offices and executive management functions, the majority of which are incurred in Canadian dollars. Corporate SG&A for fiscal 2008 was 2% of consolidated net revenues level with fiscal 2007 and down from 3% in 2006.   SG&A expense increased $1 million to $25 million in 2008, compared with 2007.  The increase in SG&A was primarily due to increased costs for insurance related to our self-insured liabilities, corporate development activities, finance and audit costs related to our US GAAP conversion and asset impairment assessments, and the impact of foreign exchange on our Canadian dollar spending.   This was substantially offset by lower incentive and stock-based compensation expense and certain costs incurred in 2007 related to the divesture of the Canadian diagnostics business that did not qualify as discontinued operations.

SG&A expense was $24 million in both 2007 and 2006.  In 2007, there were increased costs associated with the diagnostic laboratories divestiture and the negative impact of foreign exchange, which offset the cost incurred in 2006 in relation to the self-review of our Montreal bioanalytical operations, and the corporate portion of our first year expense for Sarbanes Oxley compliance, including incremental audit costs.

Other income and expense in 2008 included a $5 million foreign exchange gain from the revaluation of certain assets and liabilities compared with a $4 million and $6 million foreign exchange loss in 2007 and 2006, respectively.

In the fourth quarter of 2008, we recorded $7 million in charges related to our investment in Entelos and an earn-out related to the merger between Iconix Pharmaceuticals, Inc. and Entelos in the fourth quarter of 2007.  In the fourth quarter of 2007, we estimated the value of the share-based earn-out at $4 million based on that business achieving certain levels of revenue in the first year after the merger.  The earn-out revenue was not achieved and, therefore, the $4 million receivable was written-off in the fourth quarter of 2008.  In addition, based on the decline in stock price and the financial condition of Entelos, we have determined that a $3 million write-down in the value of our investment is required.  Our investment in Entelos was valued at $1 million at the end of 2008.  The $4 million receivable write-off and the $3 million investment write-down are included in other expenses and are treated as adjusting items.

In August 2007, we invested in $17 million of Canadian ABCP that matured in September 2007, but as a result of liquidity issues in the ABCP market, did not settle.  We recorded valuation provisions of $3 million in 2008 and $2 million in 2007 as adjusting items to reflect our estimate of the value of that ABCP. The $5 million or 30% provision reflects management’s best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows.  Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment.  In the first quarter of 2009, the Court approved the restructuring plan of the affected Canadian third party ABCP market, which was fully implemented on January 21, 2009.

Corporate results for 2008 include a $1 million restructuring charge related to lease termination costs of our headquarter offices in Canada.  In 2007, we incurred $9 million of restructuring charges associated primarily with the transition of our global information technology (IT) support services to a new provider and to the reduction of certain central support services following the sale of our diagnostics business. This cost has been treated as an adjusting item. In 2006, we were successful in negotiating the termination of a global IT support services contract, and as a result, we did not have to pay a termination fee that had been provided for as part of the 2005 restructuring provision. This provision reserve was reversed in 2006. The restructuring charges and provision reversals were treated as adjusting items.

On December 2, 2005, Hemosol Corp. (Hemosol), an investee in which we held approximately 6.5 million shares, declared bankruptcy.  As a result of the bankruptcy, MDS honoured a $20 million guarantee of the company’s bank credit facility.  In doing so, we assumed the loan and the senior security position held by the bank.  During fiscal 2007, we sold our secured interest in Hemosol for total proceeds of $15 million and realized a $2 million gain. In addition, other expenses for 2007 also includes $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics. The proceeds from the wind-up were received in 2008.  Both of these gains are treated as adjusting items for 2007.

During fiscal 2007, we recorded a $6 million valuation provision related to our investment in MDS Capital Corp. We began efforts to sell our interest in MDS Capital Corp. in 2005; however, efforts to sell the remaining business were not successful. On-going operations of MDS Capital Corp. were restructured during the year and the company was renamed Lumira Capital Corp. We determined that our investment in MDS Capital Corp. had experienced a decline in value that was other-than temporary and, as a result, we wrote the value of the investment down to our $10 million estimate of recoverable value in the second quarter of 2007.

Consolidated interest expense, net

Interest expense for 2008 was $18 million, compared with $15 million in 2007 and $14 million in 2006.  Interest expense of $6 million in 2008, $12 million in 2007 and $7 million in 2006 was capitalized as part of the MAPLE Facilities construction in-progress.  Excluding the $6 million increase in interest expense as a result of the lower level of interest expense capitalization, the $3 million reduction in interest expense in 2008 is primarily related to our repayment of $80 million of our long-term notes in the first quarter of 2008.  The $6 million increase in interest expense from 2006 to 2007, excluding the amounts capitalized, was a result of an increase in short-term interest rates and the impact of foreign exchange.

Interest income for 2008 was $16 million compared with $25 million in 2007 and $15 million in 2006.  The $9 million decline in 2008 compared with 2007 was primarily due to lower interest rates and lower cash and short-term investment balances in 2008, which primarily resulted from reductions in cash driven by an $89 million debt repayment, $88 million in tax payments, $52 million in capital expenditures and $44 million for share repurchases.  In addition,  approximately $3 million of incremental interest was earned in the second quarter of 2007 as a result of cash we received from the sale of our diagnostic laboratories business that was subsequently used to fund the MDC acquisition and to repurchase shares under a substantial issuers bid.  The increase in 2007, compared with 2006, was primarily a result of the $3 million of incremental interest associated with the sale of our diagnostics business, higher interest rates in 2007 and the accrual of interest on long-term notes receivable due from AECL related to the sale of an inventory and due from Borealis related its purchase of our diagnostics business.

Consolidated income taxes
The effective tax rate for 2008 was 14% (2007 – 43%; 2006 – (73%)).  The 2008 tax rate was lower than our expected rate of 33% as we reported a loss for the year and we did not report full tax recoveries on the significant write-downs that we reported.

The write-down of Pharma Services goodwill did not have an associated tax recovery resulting in a reduction to our tax recovery rate of 16%.  In addition, the tax recovery attributable to the write-off of our MAPLE Facilities was at a 28% rate, further reducing our expected recovery rate by 3%.  We reported $15 million (2007 – $17 million; 2006 –  $26 million) of investment tax credits as a reduction to our income tax expense in the year, increasing our tax recovery rate by 2% this year.  In the first quarter of 2008, we reported an $11 million decrease to our tax expense due to the enactment of income tax rate reductions in Canada, which increased our tax rate by 2% in 2008.

During 2008, we incurred losses in certain foreign jurisdictions where we currently do not meet the criteria for recognition of a deferred tax asset.  As a result, we have recorded full valuation allowances against these losses. The impact of these losses resulted in a reduction to our income tax recovery, reducing our effective income tax rate by 1% (2007 – 19%; 2006 – (14%)).

Discontinued operations

The results of our discontinued businesses were as follows:

	2008	2007	2006
Net revenues	$-	$95	$362
Cost of revenues	-	(57)	(225)
Selling, general and administration	-	(16)	(53)
Depreciation and amortization	-	-	(10)
Restructuring charges - net	-	-	(1)
Other income (expenses) - net	-	-	(3)
Operating income		22	70
Gain on sale of discontinued operations	-	904	24
Dividend and interest income	-	1	2
Income taxes	-	(117)	7
Minority interest	-	(5)	(8)
Equity earnings	-	1	3
Income from discontinued operations – net of income taxes	$-	$806	$98
Basic EPS from discontinued operations	$-	$6.12	$0.68

Financial results from discontinued operations for 2007 include the operating results of MDS Diagnostic Services from November 1, 2006 to the date of sale and the gain realized as a result of the sale.

Included in the 2007 income from discontinued operations is a gain of $791 million net of income taxes on the transaction.

Liquidity and capital resources
	2008	Restated 2007	Change
Cash and cash equivalents, restricted cash, and short-term investments	$133	$337	(61%)
Operating working capital[1]	$89	$59	51%
Cash (used in) provided by continuing operating activities	$(18)	$176	(110%)
Cash provided by (used in) continuing investing activities	$60	$(627)	110%
Cash (used in) provided by continuing financing activities	$(126)	$(447)	72%
Current ratio (excludes net assets held for sale)	2.0	1.6	25%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The cash, cash equivalents, and short-term investments balance at October 31, 2008 was $120 million, down from $324 million in the prior year.  This $204 million decrease was primarily driven by the $89 million repayment of debt, a $56 million tax payment related to the sale of our diagnostics business, $44 million used to repurchase shares under our NCIB and the increase in our operating working capital.  The Company’s operating working capital of $89 million was $30 million higher than the prior year balance of $59 million.  The increase in the level of working capital compared with the 2007 year-end reflects the prior year’s unusually high accounts payable partially driven by higher fourth quarter capital expenditures and higher prior year accrued liabilities driven by the higher FDA and restructuring provisions, and higher accruals for incentive and stock-based compensation in 2007.  Fiscal 2008 reflects a more normal level of accounts payable and accrued liabilities and still includes the remaining balance associated with FDA liability of $30 million, compared with $55 million at the end of 2007.  This reduction in liabilities was partially offset by reduced inventory levels, as the partial transfer of MDS Analytical Technologies manufacturing operations to Singapore was significantly completed and divestiture of external beam therapy and self-contained irradiator product lines.

Overall, in 2009 we expect an increase in cash and cash equivalents excluding the impact of acquisitions or divestures.  In 2009, we expect our core operating activities to generate positive cash flow and, in addition, we expect to collect approximately $72 million from notes receivable, which is described below.  In 2009, we have $19 million of debt repayments and our capital expenditures in 2009 are expected to be at a similar level compared with 2008.

The current ratio has also increased from 1.6 at the end of fiscal 2007 to 2.0 at October 31, 2008 as current liabilities have decreased faster than current assets.  Current liabilities have  been reduced by $89 million for the repayment of debt, $88 million for taxes paid, and by reductions in accounts payable and accrued liabilities.  Although cash and inventories are now lower than 2007, current assets also includes the reclassification of a $62 million of Borealis and $10 million of AECL note receivable from long-term to a current receivables.

Cash used in operating activities was $18 million for fiscal 2008, compared with cash generated from continuing operations of $176 million in 2007. Operating uses of cash, in 2008, included payments of $88 million of taxes, compared with $15 million in 2007, primarily as a result of the $56 million payment associated with the sale of our diagnostics business; approximately $23 million in incentive compensation, $15 million for restructuring, and $9 million of FDA cash disbursements.  Our interest income was also $9 million lower in 2008, compared with 2007 and we had a high level of capital spending in the fourth quarter of 2007, much of which was paid in the first quarter of 2008.  Cash used in discontinued operating activities in 2007 was $56 million and cash generated from continuing and discontinued operations was $20 million and $104 million, respectively for 2006.

Overall investing activities were a net source of $60 million of cash in 2008, principally due to the maturing of $101 million of short-term investments.  The Company utilized $52 million to purchase property, plant and equipment in 2008 and used $14 million to acquire a company with developing technologies that were complementary to our MDS Analytical Technologies product lines.  In 2008, we received $15 million in proceeds from the sale of MDS Nordion’s external beam therapy and self-container irradiator product lines.  We also received $5 million from the Protana bankruptcy settlement.  In 2007, investing activities were a net source of $302 million of cash, principally due to the proceeds of  $929 million received from the sale of our diagnostics business. We utilized $600 million of this cash in the acquisition of MDC, and a further $71 million to purchase property, plant, and equipment.  The purchases of property, plant, and equipment in 2007 primarily related to investments in facilities in MDS Pharma Services including our Phase I clinic in Phoenix, U.S. and central laboratory facilities in Beijing, China. Short-term investing was a net source of cash in 2007 as we reduced our short-term investment balance by $47 million.

Cash flows used in financing activities was $126 million in fiscal 2008 compared with $447 million in fiscal 2007.  The Company repaid the first tranche of notes payable totaling $80 million on December 17, 2007.  During 2008, the Company drew and subsequently repaid $15 million on its line of credit to fund short-term working capital requirements.  We have no outstanding debt under the line of credit at October 31, 2008. MDS repurchased $44 million of shares under our NCIB, retiring 2.9 million Common shares.  We utilized $447 million of cash on financing activities in fiscal 2007, including $441 million spent to repurchase and cancel 22.8 million Common shares under the substantial issuer bid.  We did not repurchase shares in 2006, however we did pay dividends to our common shareholders of $13 million in 2006 and $3 million in the first quarter of 2007 after which the Company discontinued its dividend payments.  As part of our employee stock option program, shares were issued with proceeds of $7 million in 2008,
$15 million in 2007 and $26 million in 2006.

MDS long-term Senior Unsecured Notes, which mature in several tranches up to 2014, contain a covenant that restricts the Company’s use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount.  The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that the Company does not control.  While MDS had no plans to pay dividends or invest in non-controlled businesses, the Company has repurchased shares in the past two years.  In 2008, MDS repurchased 2.9 million shares for $44 million under its NCIB.  In 2007, MDS used $441 million to purchase 22.8 million shares under its substantial issuer bid.  With the write-off of the MAPLE Facilities and the write-down of MDS Pharma Services goodwill, the Company’s cumulative net income is below the amount defined in the covenant.  At this time, the Company cannot determine when it will overcome this restriction.

We expect that cash flow generated from operations, coupled with available borrowings from existing financing sources and the expected receipt of the $62 million note receivable from Borealis that is fully due in the second quarter of 2009 and $10 million due on the AECL note receivable in 2009, will be sufficient to meet our anticipated requirements for operations, capital expenditures, R&D expenditures, FDA settlements, current and planned restructuring costs and debt repayment.  Our FDA liability and restructuring reserves are currently $30 million and $11 million, respectively.  In addition, in the first half of 2009, we expect to have future restructuring charges of approximately $5 million and to make debt repayments of $19 million scheduled in 2009.  At this time, we do not anticipate any issues in collecting amounts owed to MDS in respect to the notes receivable from Borealis and AECL.

MDS has available a C$500 million, five-year, committed, revolving credit facility that funds our liquidity requirements. We accessed this facility for $15 million during the third quarter of 2008 to cover short-term working capital needs; however, there were no borrowings under this facility as at October 31, 2008.  This credit facility expires in July 2010 and the Company has not initiated renegotiations with the credit facility syndicate.  The terms of the credit facility require MDS to meet certain financial covenants, which have been met during the year.  Additionally, certain uses of funds including significant acquisitions may require MDS to seek approval from the syndicate, particularly if our credit rating at the time of borrowing were to drop below investment grade for an acquisition that were to exceed C$250 million. MDS is required to offer to prepay all amounts outstanding under the facility and provide the lenders’ the right to discontinue further commitments under the facility before any person acquires beneficial ownership of, or control or direction over, 50% or more of the issued and outstanding voting shares of MDS.

The long-term Senior Unsecured Notes also contain a number of financial and other covenants of MDS, including restrictions on asset sales, debt incurrence and the Company’s ability to consolidate, merge or amalgamate with another corporation or transfer all or substantially all of the Company’s assets.

MDS is a global entity and as such, we have cash dispersed throughout various locations.  Management monitors these balances and initiates cash repatriation strategies, as necessary, adhering to all government regulations.  In certain jurisdictions, MDS would be subject to withholding taxes on repatriation of cash, however, we have estimated the amount of these taxes and they are not significant.  Management has also assessed the viability of its non-operating receivables and investments in light of current market conditions.  MDS does not anticipate any issues in collecting the note receivable from Borealis in fiscal 2009 or in collecting the monthly payments from AECL, which began on October 31, 2008.  The Company has assessed its investment in Entelos, the acquirer of Iconix Pharma Inc., as impaired and has recorded a loss on this investment.

At this time, we expect to maintain our strong liquidity position, despite the softening occurring in the analytical instruments market.  We remain in compliance with all covenants for our Senior Unsecured Notes and our bank credit facility.  At this time, we do not anticipate an event that would require an additional or early repayment of this debt.

As at October 31, 2008, we held no short-term investments and $125 million of long-term investments, which consisted of a $35 million financial instrument related to the MAPLE Facilities that is pledged as security against our loan from the Government of Canada and a $29 million note receivable from AECL which we believe will be fully realized.  In 2008, we received $59 million in cash distributions from our MDS Analytical Technologies joint venture and our investment in these businesses is $13 million at year end.  A $26 million deferred pension asset related to our defined benefit plans and a $12 million investment in ABCP are described in more detail below.  In addition, we have a $5 million investment in Lumira Capital Corp. and $4 million in certain other investments.

Defined-benefit pension plans

The majority of our defined benefit pension assets and liabilities relate to a plan for certain employees in Canada.  Based on an actuarial report filed with the pension regulator in Canada in 2008, with a valuation as at January 1, 2008, we were in a surplus position on both a going-concern and solvency basis and therefore are not currently required to increase our funding of the plan.  The majority of our assets in this plan are held in Canadian and global equities and, based on the recent declines in global stock markets, we had a solvency deficit of approximately $20 million as at October 31, 2008.  Under current Canadian regulations pension deficits are required to be funded over a five-year period, which may be extended to a ten-year period, if certain requirements are met which could potentially require the issuance of a letter of credit in the amount of the obligation.  Currently, the amount of potential funding is not material in relation to our current liquidity position.  Additional significant declines in global, and in particular Canadian, equity markets would increase potential funding requirements.  There is no material exposure related to the funding of our other defined benefit pension plans outside of Canada.

Asset Backed Commercial Paper (ABCP)

The Company owns investments in non-bank sponsored ABCP issued by two trusts with an original cost of C$17 million.  As a result of liquidity issues in the Canadian ABCP market that began in August 2007, this investment did not settle at maturity in September 2007.  On September 6, 2007, a Pan-Canadian Investors Committee (the Committee) was formed to propose a solution to the liquidity problem affecting the Canadian third party ABCP market. On December 23, 2007, the Committee announced the approval of an agreement in principle to restructure the affected ABCP. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act (CCAA) seeking a meeting of noteholders to vote on the Committee’s restructuring plan. On April 25, 2008, the noteholders of the affected ABCP voted and approved the Committee’s restructuring plan. On June 5, 2008, the restructuring plan was sanctioned by an order of the Court as required under the CCAA. On September 2, 2008, the Supreme Court of Canada denied certain noteholders’ application for leave to appeal.

The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, and other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Based on a probability-weighted, discounted cash-flow approach to value its investment, the Company has recorded during fiscal 2008 an impairment loss of $3 million (2007 –- $2 million), representing a 30% (2007 – 10%) reduction in the fair value of the investments.

On December 11, 2008, the Committee announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which if approved could result in the closure of the restructuring plan for the C$32 billion of affected third-party ABCP in January 2009. On January 12, 2009, the Committee announced that the Court has granted the implementation order of the restructuring plan, and on January 21, 2009, the Committee announced that the restructuring plan had been fully implemented.

Contractual obligations

The following table summarizes our contractual obligations as at October 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$17	$27	$14	$14	$171	$31
Capital leases	2	1	2	3	-	-
Interest on long-term debt and capital leases	15	13	12	11	6	-
Operating leases	30	28	23	18	13	23
Purchase obligations	22	21	24	28	18	166
Other contractual commitments	34	20	15	5	1	-
	$120	$110	$90	$79	$209	$220

Long-term debt consisted of $227 million of Senior Unsecured Notes issued under a private placement during fiscal 2003, an $8 million note payable to Applied Biosystems Inc. in connection with our AB/Sciex joint venture MALDI acquisition in 2004, a $39 million, non-interest bearing, government loan; and other commitments totaling $8 million.

Operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support our global operations.

We have long-term supply arrangements totaling $279 million with certain suppliers including Rosenergoatom and other major electricity producers that provide us with cobalt.  These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery.  The remaining balance of other contractual obligations is inclusive of commitments totaling $54 million relating to the outsourcing of certain information technology infrastructure services.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Guarantees

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract and may not be subject to limitation in certain cases. The nature of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties. None of the guarantees entered into by the Company required recognition on our books at October 31, 2008.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.  The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to investors.

Derivative instruments
We use derivative financial instruments primarily to manage our foreign currency and interest rate exposure.  These instruments have consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with the Company’s established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada), and we utilize financial information provided by certain banks to assist us in determining the fair market values of the financial instruments.

The net unrealized mark-to-market value of all derivative instruments at October 31, 2008 was a liability of $8 million compared with a liability of $6 million at the end of 2007. The  increase from 2007 relates primarily to unrealized losses on forward foreign currency contracts on hand at October 31, 2007. These losses arose largely because of the significant increase in value of the US dollar relative to the Canadian dollar that occurred in the fourth quarter of 2008.

In addition to these traditional derivatives, certain agreements with suppliers and customers, including the Russian cobalt supply agreements totaling $119 million, include terms that result in the creation of an embedded currency derivative.  We have determined the value of this derivative and marked it to market as at October 31, 2008. The supply contract is denominated in US dollars, and, as a result of the significant increase in the value of the US dollar versus the Canadian dollar primarily in the fourth quarter of 2008, we have recorded an unrealized, mark-to-market loss of $15 million on the contract in 2008, compared with an unrealized, mark-to-market gain of $4 million in 2007.  The net unrealized mark-to-market value of the embedded derivatives is a liability of $10 million at October 31, 2008 and an asset of $4 million at October 31, 2007.

Capitalization

	2008	Restated 2007	Change
Long-term debt	$282	$384	(27%)
Less: cash and cash equivalents, restricted cash, and short-term investments	(133)	(337)	(61%)
Net debt	149	47	217%
Shareholders’ equity	1,090	1,941	(44)%
Capital employed[1]	$1,239	$1,988	(38)%
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $384 million to $282 million between October 2007 and October 2008 primarily due to principal payments of $89 million. The significant decrease in shareholders’ equity is a result of the write-down of MDS Pharma Services goodwill ($320 million, after-tax) and the write-off of the MAPLE Facilities ($246 million, after-tax).

Share capital

Shares issued and outstanding	2008	2007	2006
Outstanding beginning of the year	122,578	144,319	142,099
Issued during the year	462	1,090	2,220
Repurchased and cancelled	(2,903)	(22,831)	-
Outstanding – end of year	120,137	122,578	144,319
Dividends declared per share	$-	$0.03	$0.13
Market price per share:
High	$22.55	$22.49	$20.60
Average	$16.67	$19.27	$18.36
Low	$8.54	$16.91	$15.66
Book value per share[1]	$9.07	$15.83	$9.59
1Book value per share is calculated as Common shareholders’ equity divided by the number of Common shares outstanding.

As of October 31, 2008, the Company had 120,137,229 Common shares outstanding and options outstanding to acquire 10,929,910 Common shares.  MDS purchased and cancelled 2.9 million Common shares in fiscal 2008, under its NCIB.  In fiscal 2007, the Company repurchased and cancelled approximately 22.8 million Common shares under the terms of a substantial issuer bid.

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year.  A more detailed discussion of risks and uncertainties and industry trends is contained in our AIF.

Declining general economic conditions and uncertainties in the global credit and equity markets may adversely affect our financial condition and operating results.
Our businesses are sensitive to changes in general economic conditions.  Worldwide financial markets have experienced disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments.  These disruptions are likely to have an ongoing adverse effect on the world economy.  We are unable to predict how long the economic downturn will last.  A continuing economic downturn and capital market disruptions may adversely impact our businesses resulting in: counterparties including customers, suppliers, investment banks and commercial banks experiencing liquidity issues and failing to fulfill contractual obligations to us, reduced demand for our product and services, increased pressure on the prices of our products and services, greater difficulty in collecting accounts receivable, and greater risk of impairment to the value, and a detriment to the liquidity of our assets and investment portfolio.  While we intend to finance ongoing operations, capital expenditures and restructuring projects with existing cash, cash flow from operations and borrowing under our existing credit facilities, we may require additional financing to support continued growth.  A declining global economic environment may reduce access to credit markets and limit access to capital on acceptable terms or at all.

Government regulation and funding
The cost of compliance with government regulation is necessary and impacts most of our businesses.  Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies.  Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work.  Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was our recent experience at the Montreal-area bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices, customer quality and customer service.

Regulatory policies are designed to protect the public’s health and can affect our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner.  We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine and sterilization technologies are manufactured in electric-powered cyclotrons or nuclear reactors.  A continuous and reliable supply of reactor radioisotopes, such as molybdenum-99 and cobalt-60, is important to certain of our businesses. Routine and/or unscheduled shutdowns of these reactors can have a dramatic impact on our supply of radioisotopes at any point.

The majority of our reactor-based medical isotopes are currently supplied from AECL’s NRU reactor. The NRU is over 50 years old and its current license extends to 2011. There is no assurance that the license will be extended pass 2011. Refer to “Uncertainty in long-term isotope supply” earlier in the MD&A for additional discussion of the uncertainty of the supply of reactor-based medical isotopes.

We have taken steps to source additional long-term cobalt supply from a major supplier, Rosenergoatom.  By establishing new contracts or by negotiating extensions of existing long-term supply arrangements we expect to diversify and secure our sources of supply.  Changes in maintenance schedules or the continued operations of the reactors which manufacture radioisotopes could impact the availability and timing of our purchases.

Exposure to foreign currencies
Approximately 90% of revenue is earned outside of Canada based on the customer’s location.  The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars.  We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets.  This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.  We manage certain exchange rate risks primarily through the use of forward foreign exchange contracts.

In addition to foreign operations and export sales, our Senior Unsecured Notes payable are denominated in US dollars.  This long-term debt is recorded in the Canadian-dollar books of MDS Inc., the parent company, and is considered a hedge of our net investment in our U.S. operations.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management.  MDS’s policies and guidelines prohibit it from using any derivative instrument for trading or speculative purposes.

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivative contracts to manage the exposure.

Research and development
During 2008, we recorded $79 million of R&D expenses in our analytical instruments and isotopes business units.  All of our businesses depend to one extent or another on our ability to maintain technological competitiveness and our ability to provide leading-edge solutions to our customers.  Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment.  The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment.  We manage our R&D projects independently, together with strategic alliance partners, against tightly defined project outlines that prescribe expected deliverables for each stage of a project.  Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Contract cancellations
A majority of the revenues earned by the MDS Pharma Services business result from contracts which typically run several months for early stage clinical trials and as much as several years for Phase II to IV clinical trials.  Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Replacement of revenues expected to be earned from cancelled contracts may take an extended period of time, and as a result, MDS Pharma Services may not be able to fully realize its order backlog and revenue growth and profitability may be negatively impacted by contract cancellations in a material amount.

Restrictions in our Senior Unsecured Notes and bank credit facilities and other debt instruments may limit our activities.
Our Senior Unsecured Notes issued in fiscal 2003 as well as our revolving credit facility contain restrictive covenants limiting our ability to engage in certain activities.  The note purchase agreement governing our Senior Unsecured Notes includes restrictions on our ability and the ability of our subsidiaries to: pay dividends, repurchase Common shares, invest in businesses that the Company does not control, sell assets, incur obligations that restrict the ability of our subsidiaries to pay dividends or other amounts to us, guarantee or secure indebtedness, enter into transactions with affiliates, consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis or initiate refinancing of debt.

We are also required to meet specified financial ratios under the terms of the note purchase agreement relating to our Senior Unsecured Notes and our revolving credit facility. Our failure to comply with these financial restrictions may result in an event of default under the note purchase agreement, which could result in acceleration of our indebtedness under our Senior Unsecured Notes and require us to prepay our Senior Unsecured Notes before their scheduled due date. Non-compliance with certain debt covenants could also impair our ability to draw funds on our revolving credit facility.  Future debt instruments to which we may become subject could also contain similar provisions.

Under a restrictive covenant in our Senior Unsecured Notes issued in fiscal 2003, we are currently unable to pay dividends or repurchase Common shares which may limit our access to new capital and may negatively affect our stock price.

Acquisition and integration
MDS’s growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus.  These acquisitions involve the commitment of capital and other resources, and large acquisitions may have a major financial impact in the year of acquisition and later.  Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant impact on our ability to achieve our growth and profitability targets.

Intellectual property
Our businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge.  We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies.  While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation.  At the present time we are not aware of any significant outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company’s results or its financial position.  We are not aware of any threatened or pending litigation which could have a material adverse impact.  We maintain a global insurance program with liability coverage up to $100 million to protect us from the financial risk associated with a claim made against us.  Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. For the purposes of the financial information below, prior periods have been restated to reflect the change in accounting for the MAPLE Facilities.

(millions of US dollars, except earnings per share)
	Fiscal 2008	October 2008	Restated July 2008	Restated April 2008	Restated January 2008
Net revenues	$1,215	295	$298	$326	$296
Operating (loss) income	(693)	(673)	(22)	8	(6)

(Loss) income from continuing operations	(553)	(575)	(10)	13	19
Net (loss) income	(553)	(575)	(10)	13	19
(Loss) earnings per share from continuing operations
Basic	(4.54)	(4.77)	(0.08)	0.11	0.16
Diluted	(4.54)	(4.77)	(0.08)	0.11	0.15
(Loss) earnings per share
Basic	(4.54)	(4.77)	(0.08)	0.11	0.16
Diluted	(4.54)	(4.77)	(0.08)	0.11	0.16
(millions of US dollars, except earnings per share)
	Restated Fiscal 2007	Restated October 2007	Restated July 2007	Restated April 2007	Restated January 2007
Net revenues	$1,119	$307	$308	$263	$241
Operating (loss) income	(108)	1	(4)	(96)	(9)

(Loss) income from continuing operations	(25)	17	9	(53)	2
Net income	781	15	9	739	18
(Loss) earnings per share from continuing operations
Basic	(0.19)	0.14	0.07	(0.39)	0.01
Diluted	(0.19)	0.14	0.07	(0.38)	0.01
Earnings per share
Basic	5.93	0.13	0.07	5.38	0.12
Diluted	5.92	0.13	0.07	5.37	0.12

Items on the pre-tax basis that impact the comparability of operating income include:

·      Results for the quarter ended October 31, 2008 reflect the $246 million net write-off of the MAPLE Facilities project and
$320 million MDS Pharma Services goodwill write-down.

·      Results for the quarter ended July 31, 2008 reflect a $12 million restructuring charge and an $11 million asset impairment charge.

·      Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA provision.

·      Results for the quarter ended January 31, 2008 reflect an $11 million gain from the reduction of future Canadian income tax rates.

·      Results for the quarter ended April 30, 2007 reflect a $791 million net gain from the sale of our diagnostics businesses, 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect to the FDA review, and $25 million of restructuring charges.

·      Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totaling $13 million.

2008 fourth quarter highlights

(all comparisons are to the fourth quarter of 2007)

Our consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services business, were down 4% to $295 million in the fourth quarter of 2008, compared with $307 million in the fourth quarter of 2007.  Due to the strengthening of the US dollar in the fourth quarter of 2008, there was a reduction of approximately $10 million in reported revenue.  Excluding the impact of foreign exchange and the revenue reported in the fourth quarter of 2007 related to product lines we sold in 2008, net revenues were up approximately 4%.  MDS Nordion revenues increased 11% to $84 million in the fourth quarter of 2008, primarily as a result of higher cobalt shipments in the quarter and increased medical isotopes revenues as the result of additional shipments related to a European reactor shutdown affecting supply to our competitors.  These increases more than offset the reduction in revenue as the result of the divestiture of certain product lines earlier in 2008 and the effect of foreign exchange.  MDS Pharma Services net revenues of $112 million in the fourth quarter of 2008 were down 9% primarily due to declines in late stage services which were impacted by customer driven delays and cancellations, and foreign exchange.  MDS Analytical Technologies revenues of $99 million in the fourth quarter were down 8% from the prior year quarter, primarily due to lower shipments of mass spectrometer products and foreign exchange.

Our net loss in the fourth quarter of 2008 of $575 million was primarily the result of the two significant impairment charges recorded in the fourth quarter of 2008 of $246 million related to a write-off of the MAPLE Facilities and $320 million related to the write-down of MDS Pharma Services goodwill.  In addition we recorded an $8 million write-down of our long-term investments, primarily related to our investment in Entelos, a $2 million restructuring charge and $2 million of acquisition related expense.  The charges listed above were treated as adjusting items in the calculation of the adjusted EBITDA.

Adjusted EBITDA in the fourth quarter of 2008 was $36 million, up $1 million from $35 million in the fourth quarter of 2007.  The net effect of foreign exchange rate changes in the fourth quarter of 2008 was an increase to adjusted EBITDA of approximately $1 million.  The $1 million increase was driven by a $20 million increase due to the revaluation of certain assets and liabilities and an approximately $2 million decrease due to the impact of foreign exchange on our operations, which was substantially offset by an unrealized embedded derivative loss of $17 million. MDS Pharma Services’ adjusted EBITDA increased to $8 million in the fourth quarter of 2008 from $1 million last year, primarily as a result of a $9 million increase due to the impact of foreign exchange on the revaluation of certain assets and liabilities and restructuring savings, which were partially offset by inflation and lower revenue.  MDS Nordion adjusted EBITDA increased by $1 million to $21 million in the fourth quarter of 2008.  The revaluation of embedded derivatives decreased adjusted EBITDA by $17 million year-over-year and the revaluation of certain other asset and liabilities for foreign exchange increased adjusted EBITDA by $6 million.  The decrease in adjusted EBITDA from the embedded derivative was offset by higher shipments of cobalt and medical isotope.  The medical isotope increase was primarily driven by the outage of a nuclear reactor that supplies a competitor and contributed approximately $6 million of incremental adjusted EBITDA in the quarter.  MDS Analytical Technologies adjusted EBITDA was $18 million in the fourth quarter of 2008, down $9 million from $27 million in the fourth quarter of 2007, primarily due to lower end-user revenue for our mass spectrometer products and higher operational costs, including costs associated with the transfer of manufacturing of certain products to Asia.  In the fourth quarter of 2007, MDS Analytical Technologies recorded a $2 million gain on the sale of land.  The Corporate and Other adjusted EBITDA loss of
$11 million in the fourth quarter of 2008 was reduced by $2 million versus last year.  Improvements to adjusted EBITDA for Corporate and Other include $7 million of favourable impact from foreign exchange on the revaluation of certain assets and liabilities and approximately $1 million in lower incentive costs.  These items were partially offset by higher insurance expense related to the valuation of self-insured liabilities and spending on certain corporate initiatives.

Outlook

In 2008, we saw growth in new order wins at MDS Pharma Services totaling $642 million, up approximately 25% from 2007. While we expected these new orders to begin driving increased revenue in 2008, this increase has not yet materialized due primarily to customer requested delays in the start dates for certain new studies mostly in our late stage business.  As a result, our net revenue only increased 1% in 2008 and declined by 1% excluding the impact of foreign exchange. We expect to see an increase in revenue in fiscal 2009; however, we are continuing to see some impact of delays in studies, which we believe is partially driven by the current economic environment.  Given this environment, our attention continues to be focused on restoring profitability by streamlining and strengthening the solid platforms we have throughout our business.  We are continuing to invest in building our global business development capability to accelerate growth in key global markets. This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business.  These initiatives include corresponding growth investments in facilities such as our Phoenix Phase I facility and our Beijing and Singapore central laboratories, as well as investments in customer-facing systems, such as Apollo and ClinQuick,® designed to achieve our Quality on TimeTM brand promise.  At the same time, we continue to streamline our business through the restructuring initiatives announced in the third quarter of 2008.  We believe these actions, combined with increased backlog, will drive growth and improved profitability in 2009 and beyond.

MDS Nordion revenue grew 2% on a reported basis, excluding the impact of foreign exchange and divestitures.   Adjusted EBITDA improved by $14 million in 2008, excluding the impact from the revaluation of embedded derivatives.  In 2009, we are expecting supply constraints related to the nuclear reactors producing cobalt for us, and, therefore, we expect lower levels of cobalt shipments after an increase in 2008. Our expanded long-term contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term.   We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in radiotherapeutics and imaging and are investing in Glucotrace® production facilities to improve the reliability of supply to our customers.  In 2008, MDS experienced a shortage of medical isotopes in the first quarter, and in the fourth quarter our competitors experienced shortfalls related to a European reactor shut down.  Overall in 2008, medical isotopes shipments resulted in a net positive impact on our revenue and adjusted EBITDA.  In 2009, we expect continued solid performance from this product line.  The European reactor that supplies our competitors remains shutdown and, as a result, we expect incremental shipments of medical isotopes to continue in the first half of 2009. We are encouraged by the projected outlook for growth in our global markets and we are focused on being well positioned in these markets to capitalize on these opportunities.

On May 16, 2008, AECL and the Government of Canada publicly announced their intention to discontinue the development work on the MAPLE reactors.  At the same time, AECL and the Government of Canada also publicly announced that they will continue to supply medical isotopes from the current NRU, and will pursue a license extension of the NRU operation past its current expiry date of October 31, 2011.  On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations.  We concurrently filed a court claim for C$1.6 billion in damages against AECL and the Government of Canada. We continue to actively pursue these actions.

Beginning in the second quarter of 2008, MDS Analytical Technologies started seeing customer deferrals of capital expenditures for high-end instruments primarily in North America, but to a certain extent in Europe as well.  In the fourth quarter of 2008, these deferrals increased and we saw an 11% decline in end-user revenue compared with the fourth quarter of 2007 for mass spectrometer products.  We are also seeing declines in our large drug discovery instruments, while our smaller bioresearch products continue to grow.   This has negatively impacted our results from the second to the fourth quarter as these high-end instruments also command higher margins.  Given the current uncertainty in the global economic markets, we expect this market softness to continue into at least the first half of 2009.  To prepare for this uncertain market, and to shift production closer to the fast growing Asian markets, we are continuing to implement our plan to transition our manufacturing base to Singapore and Shanghai, China during the next year.  We expect to record a restructuring charge of approximately $5 million in the first quarter of 2009.  These actions will impact about 200 people and generate annual savings of approximately $7 million.  We also continue to execute our strategy to accelerate the introduction of innovative new products to our customers through internal research and development and through the licensing and acquisition of new technologies.

In the first quarter of 2009, Applera Corporation, the parent of Applied Biosystems, one of our mass spectrometer joint-venture partners, merged with Invitrogen Corporation to form Life Technologies Corporation (Life).  We are working closely with Life to ensure a smooth transition as the post-merger integration is completed.  We do not expect this merger to affect our day-to-day operations.  We remain focused on providing our mass spectrometer customers with high-quality, innovative products and services.

At the end of 2008, we had $120 million in cash and an undrawn credit facility of C$500 million which is available until July 2010, and long-term debt of $282 million, the majority of which is not due for repayment until our fiscal 2013.  In 2009, in addition to generating cash from operations, we expect to receive $72 million from the repayment of certain notes receivable to further strengthen our cash balance and liquidity position.  We expect capital expenditures in 2009 to remain approximately level with 2008 as we continue to invest in equipment and facilities to support our three businesses, and new software solutions to better serve our customers in MDS Pharma Services.  As previously discussed, we do not expect to repurchase shares in 2009 and our required debt repayments are
$19 million.  Given the current economic and market conditions, we believe that our liquidity position is strong and we are able to focus our attention on strengthening our relationships with our customers and improving our business operations.

MDS Inc.  Performance Relative to 2008 Guidance

In the first quarter of 2008, we issued guidance for the full year 2008 and updated our guidance in our subsequent second and third quarter interim MD&As.  The table below shows our 2008 results compared with our most recently revised September 2008 Guidance.

($ millions, except per share amount)

	2007 Restated Results	September 2008 Guidance	2008 Actual Results
Total revenues	$1,210	$1,330 – 1,350	$1,315
Net revenue	$1,119	$1,230 – 1,250	$1,215
Adjusted EBITDA	$145	$160 – 170	$151
Adjusted EPS	$0.43	$0.27 – 0.33	$0.21
Income (loss) from continuing operations	$(25)	$18 – 28	$(553)
Basic EPS	$(0.19)	$0.15 – 0.23	$(4.54)
Capital expenditures	$71	$50 – 60	$52
Effective tax rate	43%	10% – 20%	14%

The Company’s full-year performance on total revenue and net revenue is below the low end of its September 2008 guidance by $15 million as a result of  foreign exchange impact from the strengthening of the US dollar in the latter part of the fourth quarter of 2008, lower than expected demand for high-end instruments at MDS Analytical Technologies and lower revenue at MDS Pharma Services as a result of higher-than-expected, customer-driven project delays.

Adjusted EBITDA and adjusted EPS are $151 million and $0.21 respectively, and are below the low end of the Company’s guidance range by $9 million and $0.06, respectively.  Excluding the impact of the significant strengthening of the US dollar in the latter part of the fourth quarter of 2008, which resulted in a $13 million loss on embedded derivatives and an $8 million gain from the revaluation of certain assets and liabilities, MDS’s adjusted EBITDA was $4 million below guidance primarily as a result of the shortfalls in revenue at MDS Analytical Technologies and MDS Pharma Services as described above.

Our loss from continuing operations of $553 million and basic loss per share of $4.54 was significantly below guidance due to the $246 million ($2.02 per share) write-off of the MAPLE Facilities and the $320 million ($2.63 per share) write-down of MDS Pharma Services goodwill.  In addition to these charges, lower adjusted EBITDA, an $8 million write-down of long-term investment and higher income tax expense also contributed to our being below our guidance range.

Our effective tax rate was within our guidance range. The write-down of MDS Pharma Services goodwill, which had no tax benefit associated with it, reduced our effective tax rate.  This was offset, however, by the impact of the write-off of MAPLE Facilities and incremental income tax expense.

2008 capital expenditures are $52 million and within the guidance range MDS provided in September 2008.

In 2008, MDS provided annual guidance to facilitate the transition to US GAAP.  Going forward, the Company does not intend to issue guidance.

Changes in accounting standards and policies

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 on November 1, 2008.  The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS No. 141R). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non- controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effects this will have on its consolidated results of operations and financial condition. The impact would be on a prospective basis, except for unrecognized tax effects of previous acquisitions.

 In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (SFAS 160), which is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling interest held by others in entities that are consolidated by the reporting entity. The provisions of SFAS 160 are required to be adopted by the Company on November 1, 2009, and are not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133” (SFAS 161), which is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 in the first quarter ending January 31, 2009.

In April 2008, the FASB issued Financial Statement Position, “Determination of the Useful Life of Intangible Assets” (FSP 142-3).  FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of FSP 142-3 is planned for the first quarter ending January 31, 2009, and is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). Under SFAS 162, which is effective on November 15, 2008, the US GAAP hierarchy will now reside in the accounting literature established by the FASB.  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with US GAAP. The Company plans to adopt SFAS 162 during the first quarter ending January 31, 2009 and SFAS 162 is not expected to impact the Company’s financial statements.

International Accounting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) has issued CSA Notice 52-321 that confirms that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  However, domestic issuers that are also a SEC registrant, like MDS, will be able to continue to report under US GAAP.

On November 14, 2008, the SEC issued its “Roadmap” for the potential use of financial statements prepared in accordance with IFRS by US issuers. The Roadmap sets forth several milestones that, if achieved, could result in the mandatory use of IFRS in financial statements filed with the SEC beginning in 2014, 2015, or 2016, depending on the size of the issuer, and allows for the early adoption for years ending after December 15, 2009.  The SEC intends to monitor the progress of achieving the milestones before it makes its final decision in 2011 about whether to proceed with a mandatory adoption of IFRS.

MDS adopted US GAAP as its primary reporting standard for its consolidated financial statements in fiscal 2007.  We commenced reporting under US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are U.S.-based multinational companies that report under US GAAP. Under CSA guidelines, there is currently no date that the Company is required to adopt IFRS. The Company currently expects to adopt IFRS as its primary reporting standard when the SEC either requires domestic registrants in the U.S. to transition to IFRS or when a majority of our competitors commence to report under IFRS.

Critical accounting policies and estimates
Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP.  These principles differ in certain significant respects from Canadian GAAP, and these differences are described and quantified in note 32 to the consolidated financial statements.

Our significant accounting policies are contained in Note 3 to the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statement of operations in the period that they are determined.

Allowance for doubtful accounts

The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers.  The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position.  If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work in process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant, and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings                                                25 – 40 years

Equipment                                            3 – 10 years

Furniture and fixtures                           3 – 10 years

Computer systems                                3 – 7 years

Leaseholds improvements                   Term of the lease plus renewal periods, when renewal is reasonably assured

Goodwill

All business combinations are accounted for using the purchase method.  Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired.  In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. An assessment of the recoverability of goodwill is performed by the Company each fiscal year.  This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets

Intangible assets consist of acquired technology, brands, and license rights.  Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

License rights are amortized on a straight-line basis over their useful life, which is the term of the license right.  Acquired technology represents the value of proprietary ‘‘know-how’’ that was technologically feasible as of the acquisition date.  Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace.  Brands have a definite life and are amortized on a straight-line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered.

In accordance with SFAS No. 141 “Business Combinations”, MDS immediately expenses acquired in-process research and development.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board Opinion (APB) No.18, “The Equity Method of Accounting for Investments in Common Stock”.  In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost.  Investments in public companies are accounted for at fair value.  The Company periodically reviews these investments for impairment.  In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment.  Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest.  Property, plant, and equipment under capital leases is depreciated based on the useful life of the asset.  All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, and are amortized on a straight-line basis over the lease term. The Company is also considered to be the constructive owner as per Emerging Issues Task Force (EITF) 97-10, “The Effect of Lessee Involvement in Asset Construction”.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured.  For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis.  Revenues for such services are recognized when the service has been performed and a contractual right to bill exists.

A significant portion of the Company’s pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years.  Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance.  Losses, if any, on these contracts are provided for in full at the time such losses are identified.  Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms.  In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules.  Changes in the scope of work generally result in a renegotiation of contract terms.  Renegotiated amounts are not included in net revenues until earned and realization is assured.  Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue.  Customer advances on contracts in progress are shown as liabilities.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value.  If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed.  When a portion of the customer’s payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained.  Revenues for training are deferred until the service is completed.  Revenues for extended service contracts are recognized ratably over the contract period.  Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Reimbursement revenues

In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. In connection with the requirements of the EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred”, amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues in the consolidated statements of operations.

Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in the consolidated statements of operations as the Company acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments. During the years ended October 31, 2008, 2007 and 2006, these fees were approximately $50 million,
$63 million, $38 million, respectively.

Warranty costs

A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation

The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123R, “Share Based Payment”. The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period.  The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position.  The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date.  Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-retirement benefits.  The current service cost of benefit plans is charged to income.  Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to the Company.  Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.  Other post-employment benefits are recognized when the event triggering the obligation occurs.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and, disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Research and development (R&D)

The Company conducts various R&D programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation.  R&D, including internally processed, costs are expensed in the periods in which they are incurred.

Income taxes

The Company accounts for income taxes under the liability method according to SFAS No. 109 “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.  All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year.  Refundable tax credits are recorded as a reduction in the related expense.

On November 1, 2007, the Company adopted the provisions of the US Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.  Refer to Note 21 of the consolidated financial statements for more information regarding the Company’s adoption of FIN 48.

Controls and Procedures

Management is responsible for the design and operation of disclosure controls and procedures and internal control over financial reporting and is required to evaluate the effectiveness of these controls on an annual basis.

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology.  All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures.  As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

In addition, changes in business conditions or changes in the nature of the Company’s operations may render existing controls inadequate or affect the degree of compliance with policies and procedures.  Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this report, management conducted an evaluation of the Company’s disclosure controls and procedures and internal control over financial reporting. Our conclusions are set out below:

Disclosure controls and procedures

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities & Exchange Commission (SEC) and the Canadian Securities Administrators (CSA)) and has concluded that such disclosure controls and procedures were effective as at October 31, 2008.

Management’s annual report on internal control over financial reporting

Management of MDS is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management believes that the COSO framework is a suitable framework for its evaluation of the Company’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of MDS’s internal control, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal control are not omitted, and is relevant to an evaluation of internal control over financial reporting.

As a result of management’s internal controls review, management has concluded that the Company’s internal control over financial reporting was effective as at October 31, 2008.

Ernst & Young LLP, a registered public accounting firm that has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2008, has also issued a report on the Company’s financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).  A copy of their report dated January 27, 2009 can be found on page 45 of the Consolidated Financial Statements.

Changes in internal control over financial reporting

There have been no changes in MDS’s internal control over financial reporting during the fiscal year ended October 31, 2008 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting, except for the new controls discussed below which management implemented in fiscal 2008 to address the fiscal 2007 material weakness.

To address the material weakness related to US GAAP accounting for stock-based incentive compensation identified for fiscal 2007, management implemented new measures in the first quarter of fiscal 2008 to remediate the control deficiency.  These measures included a review of the fair value of certain stock-based incentive compensation plans with third-party experts, the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party experts.  These measures strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense in accordance with Statement of Financial Accounting Standards
No. 123 (revised 2004) (SFAS 123R), “Share-Based Payments”. These measures were implemented for purposes of preparing the 2007 annual financial statements under US GAAP and were used to prepare amendments to financial information in our revised interim reports for the fiscal 2007 quarters as well as for 2008 quarterly and annual reporting.  The results of these improvements have been audited by Ernst & Young LLP, the Company’s independent auditors as appointed by MDS’ shareholders.  Although we believe that the reported material weakness was narrow in scope and that it did not have a pervasive impact on internal control over financial reporting at MDS, we continue to evaluate our internal control over financial reporting on an on-going basis and will upgrade and enhance internal control over financial reporting as needed.